Exhibit 99.1

Annual Information Form

Lake Shore Gold Corp.

For the year ended December 31, 2014

Dated as of March 27, 2015

Table of Contents

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	1

CORPORATE STRUCTURE	2

NAME, ADDRESS AND INCORPORATION	2
INTERCORPORATE RELATIONSHIPS	2

GENERAL DEVELOPMENT OF THE BUSINESS	3

THREE YEAR HISTORY	3

DESCRIPTION OF BUSINESS	4

GENERAL	5
RISK FACTORS	11
MINERAL PROJECTS	20

DESCRIPTION OF CAPITAL STRUCTURE	21

GENERAL DESCRIPTION OF CAPITAL STRUCTURE	21
DIVIDEND POLICY	22

MARKET FOR SECURITIES	22

TRADING PRICE AND VOLUME	22

DIRECTORS AND OFFICERS	23

NAME, OCCUPATION AND SECURITY HOLDING	23
CONFLICTS OF INTEREST	29

AUDIT COMMITTEE	29

CHARTER	29
COMPOSITION OF THE AUDIT COMMITTEE	30
RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE	30
AUDIT COMMITTEE OVERSIGHT	30
PRE-APPROVAL POLICIES AND PROCEDURES	30
SERVICE FEES PAID TO EXTERNAL AUDITORS	31

LEGAL PROCEEDINGS	31

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	31

TRANSFER AGENTS AND REGISTRARS	31

MATERIAL CONTRACTS	31

INTERESTS OF EXPERTS	32

ADDITIONAL INFORMATION	32

GLOSSARY OF TERMS	34

SCHEDULE A — AUDIT COMMITTEE CHARTER	A-1

SCHEDULE B — TIMMINS WEST MINE	B-1

SCHEDULE C — BELL CREEK COMPLEX	C-1

All information in this Annual Information Form (“AIF”) is as of December 31, 2014, unless otherwise indicated.

All information stated to be incorporated by reference in the AIF is filed on the SEDAR website (www.sedar.com).

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this AIF including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this AIF or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are included for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this AIF are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the Securities Exchange Commission (the “SEC”).

Other than as specifically required by law, the Corporation does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Corporation’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Corporation’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold hold true;  prices for fuel, electricity and other key supplies remain consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Corporation’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Corporation’s current expectations.  The Corporation makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Corporation and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada or other countries in which the Corporation may carry on business in the future; business opportunities that may be presented to, or pursued by, the Corporation; the Corporation’s ability to integrate acquisitions successfully; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Corporation has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

CORPORATE STRUCTURE

Name, Address and Incorporation

Lake Shore Gold Corp. (referred to in this AIF as “Lake Shore Gold” or the “Corporation”) was continued under the Canada Business Corporations Act (the “Act”) on July 18, 2008. On November 6, 2009, Lake Shore Gold acquired all of the issued and outstanding shares of West Timmins Mining Inc. (“WTM”) pursuant to a business combination agreement and subsequently, on January 1, 2012, Lake Shore Gold amalgamated under the Act with WTM.

The Corporation’s corporate head office and principal place of business is Suite 2000, 181 University Avenue, Toronto Ontario, M5H 3M7.  The Corporation also has offices at 1515 Government Road, Timmins, Ontario.  The Corporation is a reporting issuer in all Provinces in Canada, and a foreign private issuer as defined in Rule 3b-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) in the United States eligible to file disclosure documents pursuant to the multi-jurisdictional disclosure system of the Exchange Act (“MJDS”) adopted by the SEC.

Intercorporate Relationships

Lake Shore Gold has no material subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

During the past three years, the Corporation has conducted mining and mineral production, development and exploration activities in Ontario and Québec, with the focus being its Timmins West Complex and Bell Creek Complex, both in Timmins, Ontario. The principal product and source of cash flow for Lake Shore Gold is the mining and sale of gold.

Events that influenced the general development of the business over the past three years are described below.

2012

•                  Lake Shore Gold declared commercial production at the Bell Creek Mine and at the Thunder Creek Deposit of the Timmins West Mine (the Timmins Deposit, also part of the Timmins West Mine, went in to commercial production as of January 1 2011).

•                  Lake Shore Gold entered into transactions with Franco-Nevada Corporation (“FNV”) pursuant to which FNV paid Lake Shore Gold US$35 million for a 2.25% net smelter returns royalty on mineral production from the Timmins West Complex, and $15 million for 10,050,591 common shares of the Corporation.

•                  Lake Shore Gold issued an updated resource estimate for its Bell Creek Mine with measured and indicated resources of 4,249,451 tonnes at a grade of 4.73 gpt for 646,431 ounces of gold, and inferred resources of 6,088,506 tonnes at a grade of 4.87 gpt for 953,845 ounces of gold (using a 2.2 gpt cut-off grade).

•                  Lake Shore Gold issued updated resource and reserve estimates for the Timmins West Mine, comprising both the Timmins Deposit and Thunder Creek Deposit.  The Corporation estimated probable reserves of 4,922,180 tonnes grading 5.21 gpt for 823,848 ounces of gold, indicated resources (inclusive of reserves) totaling 5,826,000 tonnes grading 5.99 gpt for 1,122,500 ounces of gold, and inferred resources of 4,272,000 tonnes grading 5.76 gpt for 791,500 ounces of gold.

•                  Lake Shore Gold issued updated resource estimates for the Gold River Trend project, comprising East Deposit and West Deposit, both of which are located approximately 4.0 kilometres south of the producing Timmins West Mine shaft, with indicated resources of 690,000 tonnes grading 5.29 gpt for 117,400 ounces of gold, and inferred resources of 5,273,000 tonnes at an average grade of 6.06 gpt for 1,027,800 ounces of gold.

•                  Lake Shore Gold entered into an agreement with Sprott Resource Lending Partnership (“Sprott”) for a credit facility (the “Facility”) totaling up to $70 million, involving two components: a $35 million gold loan (the “Gold Loan”) maturing on May 31, 2015 and a standby line of credit (the “Standby Line”) for an additional $35 million. Only the Gold Loan portion was drawn in 2012.

•                  Lake Shore Gold issued $103.5 million principal amount of 6.25% convertible senior unsecured debentures maturing on September 30, 2017, the net proceeds of which were used to repay and extinguish the US$50 million revolving facility with UniCredit Bank AG and for general corporate purposes.

•                  Lake Shore Gold completed the first stage of a mill expansion, achieving a processing capacity of 2,500 tonnes per day, representing an increase of 25% from the previous capacity of 2,000 tonnes per day.

•                  Lake Shore Gold produced 85,782 ounces of gold in 2012 (719,298 tonnes @ 3.9 grams per tonne).

2013

•                  Lake Shore Gold announced an updated reserve estimate at Timmins West Mine of 4,811,000 tonnes at an average grade of 5.2 grams per tonne for 798,000 ounces of gold.  The Corporation also announced an initial reserve estimate for Bell Creek Mine of 960,000 tonnes at an average grade of 4.2 gram per tonne for 129,000 ounces of gold.  Lake Shore Gold announced updated resource estimates (inclusive of reserves) including: measured and indicated resources at Timmins West Mine of 5,978,000 tonnes at an average grade of 5.5 grams per tonne for 1,061,000 ounces of gold, and at Bell Creek Mine of 4,685,000 tonnes at 4.7 gram per tonne for 710,000 ounces of gold; inferred resources of 3,549,000 tonnes at 5.4 grams per tonne at Timmins West Mine and 6,080,000 tonnes at 4.6 grams per tonne at Bell Creek Mine.

•                  Lake Shore Gold entered into a revised agreement with Revolution Resources Corp. to sell to Revolution 100% of the Corporation’s Mexican property portfolio, subject to certain net smelter returns royalties retained by Lake Shore Gold, for 20,000,000 common shares of Revolution, issuable on closing, and, on or before December 31, 2017, CDN$5,000,000 in cash or common shares valued at the greater of $0.20 and a five day volume weighted average trading price.

•                  Lake Shore Gold drew down the $35 million Standby Line under the Facility with Sprott Resource Lending Partnership.

•                  Lake Shore Gold completed the second stage of its mill expansion, achieving a processing capacity of over 3,000 tonnes per day, representing an increase of 50% from operating levels in 2011 prior to commencing the expansion.

•                  Lake Shore Gold amended the terms of the Facility with Sprott in order to extend the maturity of the Standby Line to November 30, 2016 (prior to the amendment the Standby Line was due in full on January 1, 2015), payable in 18 equal monthly payments of outstanding principal plus accrued interest starting on June 30, 2015.  The Corporation also elected to repay $5 million of the Standby Line, reducing the principal balance to $30 million.

•                  Lake Shore Gold produced 134,600 ounces of gold in 2013 from processing 952,700 tonnes at an average grade of 4.6 grams per tonne.

2014

•                  Lake Shore Gold announced exploration success in the Labine Deposit at the Bell Creek Complex, identifying new, high-grade structures near current mining indicating potential for expanding the mine at Bell Creek.

•                  Lake Shore Gold announced exploration success on the 144 Project at the Timmins West Complex, identifying new, high-grade structures with the potential to become an additional mineable deposit at Timmins West.

•                  Lake Shore Gold announced exploration success in the S2 Fold Nose at the Timmins West Complex, demonstrating the potential to extend the mine life at Timmins Deposit.

•                  Lake Shore Gold repaid the remaining $30 million outstanding under the Standby Line to retire that debt.

DESCRIPTION OF BUSINESS

General

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. Lake Shore Gold is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill, with an operating capacity of over 3,000 tonnes per day. In addition to current operations, properties such as Fenn-Gib, 144, Gold River Trend, Marlhill, Vogel and Schumacher provide the Corporation with significant potential for future development projects and additional discoveries in Timmins in support of future growth.

Properties

1.              Timmins West Complex

The Corporation’s Timmins West Complex covers an area of approximately 130 square kilometers and hosts the Corporation’s operating Timmins West Mine, exploration-stage projects at the Gold River Trend and 144, and a large area of highly prospective ground. All mineral production from the Timmins West Complex is subject to a 2.25% net smelter returns royalty in favour of Franco-Nevada Corporation (“FNV”).

a.              Timmins West Mine

The Timmins West Mine is an underground mine located approximately 18 kilometres west of the City of Timmins, Ontario, at the junction of highways 101 and 144. The Timmins West Mine comprises the Timmins Deposit, which has been in commercial production since January 1, 2011, and the Thunder Creek Deposit, which was placed into commercial production on January 1, 2012.  Lake Shore Gold originally optioned a 50% interest in the Timmins Deposit property from Holmer Gold Mines Limited (“Holmer”) and later consolidated ownership of the Timmins Deposit property in 2004 through a business combination with Holmer. The Timmins Deposit property consists of a contiguous block of 23 claims (12 leased claims, which are grouped into two 21-year leases, and 11 individual patented claims) covering approximately 395 hectares. All 23 claims cover both mining and surface rights. The Thunder Creek property is a 54-claim unit package adjacent to and southwest of the Timmins Deposit property. The Thunder Creek property was also originally held through a joint venture following the exercise of an option, and in November 2009 Lake Shore Gold completed a business combination with West Timmins Mining Inc. (“WTM”) consolidating ownership of the Thunder Creek property.

In March 2012, Franco-Nevada Corporation paid the Company $35 million for a 2.25% NSR royalty on the sale of minerals from the Timmins West Mine (and surrounding areas). In addition, there are several other royalties applicable to various land areas comprising the Timmins West Mine. Only one of these royalties, a 1% NSR royalty related to Thunder Creek, involves areas of known mineralization.

The Company produces ore at Timmins West Mine using a 710 metre, 5.5 metre diameter shaft, with a 6,000 tonne per day total hoisting capacity. The ore is accessed using mobile equipment via internal ramps both from surface and the main shaft. Primary mining methods include longitudinal and transverse longhole mining. Broken ore is removed from the stopes using remote controlled Load-Haul-Dump Loaders (“LHDs”), loaded onto trucks and hauled to the main shaft rockbreaker station prior to skipping to surface.

A total of 142,200 ounces of gold was produced at Timmins West Mine in 2014, as a result of processing 971,200 tonnes of ore at an average grade of 4.7 grams per tonne.

During 2014, the Corporation invested $32.7 million at the Timmins West Mine, largely related to mine development, equipment, and a new water pond. The Corporation completed 5,100 metres of capital development in 2014, mainly focused on continued ramp advancement and level development at both Timmins Deposit and Thunder Creek. As at December 31, 2014, the ramp at Timmins Deposit had been developed to below the 930 Level, while the ramp at Thunder Creek had been advanced upward past the 520 Level. In addition to all other associated infrastructure development, a portion of the capital development in 2014 related to exploration drifts on the 790, 830 and 910 levels at Timmins Deposit. Near the end of the year, the Corporation commenced development of an exploration ramp from the 765 Level at Thunder Creek towards the 144 Gap Zone, for the purpose of establishing an underground diamond drill platform.

A total of 65,600 metres of in-mine, definition drilling was completed in 2014. Drilling during the year was focused on the Ultramafic and Footwall zones between the 850 and 1,120 levels at the Timmins Deposit. At Thunder Creek, drilling tested both the Rusk and the Porphyry zones between the 765 and the 890 levels, as well between the 520 and 625 levels.

A total of 20,600 metres of exploration drilling was completed on Timmins West Mine in 2014 as part of an exploration program initiated in January 2014 focused on targets outside existing resources. The program focused on exploring high-potential areas along strike and down dip of current zones at the Timmins Deposit, as well as areas along the sediment/ultramafic contact between the Timmins Deposit and Thunder Creek. Results included several significant intersections from the S2 Fold Nose, a second fold nose structure located on the east side of the Timmins Deposit. The results also included encouraging intercepts below the current resource shapes for the Footwall and Ultramafic zones at Timmins Deposit between the 790 and 850 levels. An additional drilling along the contact between the Timmins and Thunder Creek deposits did not intersect significant gold values.

b.              Gold River Trend

The Gold River Trend is an east-west trending mineralized deformation and alteration zone, traced for over 3 kilometres, located on the south side of the Timmins West sedimentary basin. The Gold River Trend is interpreted as a branch fault from the Destor Porcupine Fault.  The Gold River Trend varies from 50 to 200 metres in width and is dominated by strongly sheared and hydrothermally altered sedimentary and volcanic rocks which have been intruded by lenses of porphyry. Work to date indicates that at least 15 different zones of gold mineralization exist with potential for being defined as narrow high grade or wide bulk resources. In most cases the mineralization is closely associated with pyrite-arsenopyrite-ankerite-quartz veins.

In February 2012, the Corporation published a resource estimate for the Gold River Trend property that includes an indicated resource of 690,000 tonnes at 5.29 gpt for 117,400 contained ounces of gold, and an inferred resource of 5,273,000 tonnes at 6.06 gpt for 1,027,800 contained ounces of gold. The resources are contained within two deposits, the East Deposit and West Deposit and lie within approximately 4.0 kilometres of the Timmins West Mine shaft.

In addition to the royalty in favour of FNV, certain claims along the Gold River Trend are subject to net smelter returns royalties ranging from 2% to 5%.

c.               144 Property

The 144 Property consists of 34 staked claims covering approximately 4.0 kilometres of the same volcanic/ultramafic intrusive/sedimentary contacts found at the Timmins West Mine.  Drilling at 144 has intersected multiple zones of gold mineralization located along a 1.2 kilometre stretch of the contact and associated with porphyritic intrusions similar to those which host some of the broadest and highest grade intercepts from the Thunder Creek Deposit.

After not drilling at 144 for approximately two years, the Corporation launched a new, $1.6 million, drill program during the third quarter of 2014.  Interpretations of current drill results suggest that the mineralization at the 144 Gap Zone is contained within a broad zone of hydrothermal alteration and deformation measuring up to 100 metres wide and closely associated with syenite intrusions, quartz veining, pyrite, scheelite and/or galena and multiple occurrences of visible gold. Similar to Thunder Creek, mineralization at the 144 Gap Zone appears to be contained in a combination of wide bulk and narrow high-grade structures.

Late in 2014, the Corporation commenced driving a ramp from the 765 Level at Thunder Creek towards the discovery area for the purpose of establishing an underground drill platform to support approximately 30,000 metres of underground drilling in 2015 (approximately 90,000 metres of surface drilling is planned). A total of 1,200 metres of total development is planned, with the ramp expected to be completed in the third quarter of 2015. Underground drilling is targeted to commence during the second quarter of 2015.

In addition to the royalty in favour of FNV, certain claims in the 144 land package are subject to net smelter returns royalties ranging from 2% to 5%.

2.              Bell Creek Complex

The Bell Creek Complex is an area of approximately 32 square kilometers that includes the Bell Creek Mine and Mill, together with the contiguous Marlhill, Vogel and Schumacher properties, as well as numerous other projects at various stages of exploration.

a.              Bell Creek Mine

The Bell Creek Mine is an underground mine located approximately 20 kilometres northeast of the City of Timmins, Ontario. The Bell Creek Mine comprises 3 crown mining leases and 5 freehold patents. Mineral production from the Mine is subject to a 2% net smelter returns royalty in favour of Goldcorp. Commercial production was declared at the Bell Creek Mine as of January 1, 2012.  Ore at Bell Creek is trucked to surface using a five metre wide by five metre high ramp. Longitudinal longhole stoping is the primary mining method. Broken ore is removed from the stope using remote controlled LHDs, and trucked to surface.

Production from Bell Creek Mine in 2014 totaled 43,400 ounces of gold (274,700 tonnes at an average grade of 5.1 grams per tonne. Production in 2014 was primarily in the North A (“NA”) and Hanging Wall zones with some production from the NA2, NA3, NA4 veins and North B (“NB”)2 and NB3 veins between the 300 Level and 760 Level.

In 2014, the Corporation invested $14.0 million at the Bell Creek Mine for mine development, equipment and exploration drilling. The Corporation completed 2,700 metres of capital development in 2014. As at December 31, 2014 the ramp had been extended to the 790 Level, with level development ongoing down to that level and escapeways and ventilation raises having been extended. A total of 11,961 metres of in-mine definition drilling was completed at the Bell Creek Mine during 2014 in support of ongoing mining operations.

Exploration drilling programs, totaling 24,200 metres were completed at Bell Creek during 2014 and accounted for $2.3 million of the $14.0 million of total investment for the year. The first program was launched in January and included 3,800 metres of drilling. The program was designed to test high-potential targets near existing resources between the 775 and 925 levels. A second program, involving 20,400 metres of drilling, was launched in July in order to infill and expand resources and convert resources to reserves between the 775 Level and the 1050 Level.

b.              Mill

The Company’s central mill, located at the Bell Creek Complex, is a conventional gold mill circuit, involving crushing and grinding, gravity and leaching, followed by carbon-in-leach and carbon-in-pulp processes for gold recovery. The milling facility is located approximately 20 kilometres east of the City of Timmins. The mill, which processes ore from both the Timmins West and Bell Creek mines, has consistently achieved metallurgical recoveries exceeding 95%. In Q3/13, the second phase of an expansion was completed which increased the mill’s processing rate from approximately 2,500 tonnes per day to over 3,000 tonnes per day.

c.               Vogel/Schumacher

The Vogel/Schumacher properties cover approximately 1.6 kilometres between Goldcorp Inc.’s high-grade Hoyle Pond Mine and Lake Shore Gold’s Bell Creek Mine.  Gold mineralization at Vogel/Schumacher is hosted by a sequence of variably altered and veined steeply south dipping mafic volcanics. The alteration and veining occurs in two main forms either steeply dipping zones at the contact with ultramafic volcanics or as flat vein systems within the mafic volcanics.

Gold mineralization occurs in eight zones which are associated with quartz veining, pyrite mineralization and ankerite/albite/sericite alteration. Mineralized/altered zones vary from less than a metre to in excess of 20m in width. Gold values are associated with the quartz veining, the mineralized alteration envelopes about the veins and intervals of increased pyrite content. Modelling and resource estimation shows the presence of both a broad lower grade resource that could be suitable for an open pit and a narrower style of mineralization that would be more amenable to underground mining.

In May 2011, Lake Shore Gold published an estimate of both open pit and underground resources for the Vogel/Schumacher deposit that included an indicated mineral resource of 2.2 million tonnes at an average grade of 1.75 gpt containing 125,000 ounces of gold, and inferred mineral resources of 1.5 million tonnes grading 3.60 gpt containing 168,800 ounces of gold. The deposit remains open down-dip.

Both Vogel and Schumacher are subject to royalties on mineral production of up to 3% of net smelter returns.

d.              Marlhill

The Marlhill property is located north-east of the Bell Creek Mine and is a former producing mine. In May 2011, Lake Shore Gold released an estimate for the Marlhill property of indicated resources of 395,000 tonnes at an average grade of 4.52 gpt for 57,400 contained ounces of gold. The resources are at shallow depths, mainly above the 360 metre level. All resources at Marlhill were estimated assuming an underground mining scenario. The resource estimate was for the M1 vein only and was prepared using historical drill information. Lake Shore Gold has completed only limited drilling at Marlhill.

Previous diamond drilling programs conducted by former operators at Marlhill have been successful in tracing the M1 vein, the primary vein identified and mined previously, to a strike length of 500 metres to 600 metres and to a vertical depth of 400 metres to 500 metres from surface. The current resource for the Marlhill deposit, incorporating the M1 vein only, extends to an approximate depth of 360 metres, while historic mining extended to a depth of only 150 metres. Based on work to date, neither the depth extent of the M1 Zone at Marlhill nor the extent along strike has been defined. The mineralization at Marlhill is located within 700 – 800 metres of the Bell Creek Mine, making it readily accessible using the Bell Creek Mine infrastructure.

Any mineral production from the Marlhill property is subject to a 2% net smelter returns royalty in favour of Goldcorp.

3.              Fenn-Gib

The Fenn-Gib Project is located approximately 60 kilometres east of Timmins and 20 kilometres east of Matheson. The Project consists of 171 mining claims, patents and leases covering approximately 29 square kilometres. Geologically, Fenn-Gib lies along the east extension of the Destor Porcupine Fault Zone (“DPFZ”) and Pipestone Fault Zone (“PFZ”), near a major change in trend from southeasterly to east—west which is interpreted as a major dilatent zone. Associated with the interpreted dilatent zone are a number of syenitic intrusions and a major east-west trending Arrow fault. Fenn-Gib overlies a southeast trending contact between mafic volcanic (Kidd Munroe Assemblage) and sedimentary rocks (Hoyle Group) which follows the trend of the PFZ and has been intruded by a series of mafic to syenitic intrusions. A portion of the land position lies approximately four kilometres to the south of the main Fenn-Gib Project and covers 6 kilometres of strike length along the DPFZ. This land position, called Guibord Main, contains a mixture of mafic to ultramafic volcanics, which have also been intruded by syenite. This geologic setting has some strong similarities to the geology found west of Timmins where Lake Shore Gold is in commercial production at its Timmins West Mine.

In November 2011, Lake Shore Gold published a resource estimate for the Fenn-Gib project that included an indicated resource of 40.8 million tonnes grading 0.99 gpt for a total of 1.30 million contained ounces of gold, and an inferred resource of 24.5 million tonnes at 0.95 gpt for a total of 0.75 million contained ounces of gold. Most of the resources are in the Main Zone, which is located in the northern portion of the Fenn-Gib property. Mineralization in the Main Zone consists of broad disseminated mineralization surrounding a distinct flexure of the PFZ and mafic volcanic-sedimentary contact where it has been intruded by mafic and syenitic intrusive rocks. The most common style of gold mineralization consists of quartz-carbonate veins, stringers and breccias hosted within intensely altered volcanic rocks and syenitic intrusions with lesser amounts being associated with fine crystalline pyrite in altered sediments and volcanic rocks.

Certain claims in the Fenn-Gib land package are subject to net smelter returns royalties ranging from 2% to 3%.

Production

Lake Shore Gold generates revenue through the extraction and sale of gold from underground mineral deposits at the Timmins West Mine and Bell Creek Mine. Commercial gold sales during 2014 totalled 183,300 ounces at an average price per ounce of US$1,269, for gold revenues of US$232.6 million. Commercial gold sales during 2013 totalled 135,550 ounces at an average price per ounce of US$1,377, for gold revenues of US$186.7 million.  All gold sales were to arm’s length institutional purchasers.

At the Timmins West Mine, a production shaft is the primary access to the underground workings and is used to transfer ore and waste to surface. The shaft, sunk in close proximity to the Timmins Deposit, penetrates to 710 meters below surface. The 5.5m concrete lined shaft includes two 12 tonne capacity skip compartments, a service cage compartment, and a service compartment for piping and electrical services.

There is a 5.0 metre wide by 5.0 metre high ramp that extends from surface at the Timmins Deposit to the 290 metre level.  In the lower part of the Timmins Deposit, a ramp from 480 metre level has been developed to below the 930 level.  Two connections exist between the Timmins and Thunder Creek deposits: a haulage ramp from the shaft at the 200 metre level at the Timmins Deposit connects to the Thunder Creek Deposit at the 300 metre level; and a haulage ramp extending from the 650 metre level at the Timmins Deposit connects to the Thunder Creek Deposit at the 730 metre level.  At the Thunder Creek Deposit, a ramp extends from the 280 metre level to the 395 metre level.  In the lower part of Thunder Creek a ramp from the 520 metre level extends to the 765 metre level.

Broken ore and waste rock at Timmins West Mine are hauled primarily to separate ore and waste dumps/rockbreaker arrangements near the shaft at 650L.  Broken material is dumped onto grizzlies and sized through 0.35 metre by 0.35 metre grizzly openings with stationary hydraulic rockbreakers. The product is then gravity fed into the loading pocket and loaded into 12 tonne skips for hoisting to surface.

At the Bell Creek Mine the primary access to the underground workings is via an existing portal and main ramp from surface.  Longitudinal longhole stoping is the primary mining method. Broken ore is removed from the stope using remote controlled LHDs, and trucked to surface. The main ramp is 5.0 metre wide by 5.0 metre high and currently extends to the 790L. There is an existing 6.3 metre by 2.6 metre rectangular, three-compartment timbered shaft. The shaft is 290 metres deep. A main shaft station exists at the 240L. The headframe and hoisting facilities remain in place, but are currently not being used. Material at Bell Creek Mine is drawn out by scoop trams and trucked to surface up the ramp.

Sale of Gold

There is a worldwide gold market into which Lake Shore Gold sells gold. As a result, the Corporation will not be dependent on a particular purchaser for its sales of gold, and the Corporation is not required to undertake any marketing efforts in order to sell its gold, provided that it is selling the gold at the prevailing market price. The Corporation produces gold doré bars at its Bell Creek Mill.  Because doré is an alloy consisting primarily of gold but also containing silver and other metals, doré bars are sent to refiners to produce bullion that meets the required market standard of 99.99% pure gold.  All gold doré produced by the Bell Creek Mill is shipped to Asahi Holdings (formerly Johnson Matthey Ltd.) for processing at its refinery in Brampton, Ontario, Canada. Lake Shore Gold actively manages sales by setting target prices with arm’s length institutional purchasers for a specified number of ounces of gold (and any silver byproduct resulting from the refining process).  Ownership of the refined gold and any silver is generally transferred to the purchaser at the refinery, but from time to time Lake Shore Gold may transfer ownership of the doré directly to a purchaser when it leaves the mill.  Lake Shore Gold does not currently engage in significant hedging activity.

Specialized Skill and Knowledge

The skill and knowledge required to develop a producing mine includes experience in exploration, development, construction, mine operations, metallurgical processing and environmental compliance. Lake Shore Gold employs a number of technical personnel with relevant experience, education and professional designations, and constantly evaluates the need for additional employees with particular expertise.  In addition, from time to time, as necessary, Lake Shore Gold engages professionals in geological, metallurgical, engineering, environmental and other relevant disciplines as consultants.  Lake Shore Gold endeavours to maintain attractive remuneration and compensation packages in order to attract and retain personnel with the necessary qualifications, skills and experience, and to date has been able to meet the Corporation’s staffing requirements.

Competitive Conditions

The mining industry is intensely competitive and Lake Shore Gold must compete in all aspects of its operations with other mining companies, including many large established mining companies having substantial capabilities and greater financial and technical resources than Lake Shore Gold. As a result, Lake Shore Gold may be at a disadvantage with respect to the acquisition and development of mining properties. Lake Shore Gold also competes with other mining companies for qualified employees, and may not be able to offer the same level of compensation as other mining companies. Significant growth in the mining industry over the past several years has increased the demand for experienced miners and qualified technical personnel.  Industry growth has also impacted the availability of large equipment, and some manufacturers require significant lead time for delivery.  If the Corporation were unable to attract and retain appropriate personnel, or to obtain equipment as and when required, the development and exploitation of the Corporation’s assets, and other plans, could be delayed.

Components

Lake Shore Gold sources machinery, parts and services from local businesses wherever possible, but also procures components from large national and multinational suppliers to the mining industry. The Corporation routinely orders mine inventory items, mill components, consumables, and other items that are necessary for continued operation in advance to ensure delivery when needed to avoid production or development delays.  Both the Bell Creek Mine and Timmins West Mine are located near the City of Timmins, with ready access to both sites by provincial highways.  The City of Timmins also has an airport through which smaller cargo is regularly transported.

Cycles

The gold mining and exploration business is highly dependent on the price of gold, which is set by market forces, and factors beyond the cost of production, and has historically been volatile. Since the Corporation does not have control over the selling price of its production and must regularly sell its gold production to fund ongoing operations and expenses, a decrease in the market price of gold will negatively affect the Corporation’s revenues.

Environmental Protection

Lake Shore Gold’s mining and milling operations are regulated by licences issued by various governmental agencies allowing the Corporation to: (i) draw fresh water from local rivers; (ii) store waste material and tailings from mining and milling operations in containment ponds built and maintained by the Corporation; (iii) discharge treated water to local waterways; and (iv) release emissions into the air.  The activities governed by these licences are important to the regular mining activities of the Corporation, and the loss of a licence or the failure to obtain new licences when required could delay or stop the Corporation’s activities or plans.  The terms of Lake Shore Gold’s licences are similar to those of other mining companies operating near the Corporation’s properties, and do not place Lake Shore Gold at a competitive disadvantage compared to other mining companies.

Environmental monitoring data is maintained, and environmental incidents and accidents are reported and addressed immediately. The cost of regular compliance with environmental controls is not significant, but a significant accident resulting in the discharge of contaminants to the environment could result in significant clean up costs and penalties, which would have a material effect on the Corporation’s financial position.

Lake Shore Gold continuously strives to improve its environmental performance, and will spend approximately $3.4 million this year on capital improvements related to water management.  In addition, there are known future environmental obligations relating to mine reclamation and closure activities. These activities are site specific and are governed by the Closure Plans filed with the Ontario Ministry of Northern Development and Mines. Lake Shore Gold has already provided for the estimated costs of closure of approximately $5.5 million by posting letters of credit with the Ministry of Northern Development and Mines.

Employees

Lake Shore Gold had 482 employees at the end of 2014.

Social and Environmental Policies

Lake Shore Gold is committed to the long-term well-being of the communities in which it operates.  Lake Shore Gold is sensitive to concerns regarding the activities carried on by mining companies and works with communities and organizations to alleviate those concerns.  Lake Shore Gold regularly consults with local First Nation communities in respect of its projects, and has entered into an Impact and Benefits Agreement in respect of the Timmins West Complex that provides for education and training of First Nations’ members, employment opportunities, environmental care, and collaborative business opportunities.  Lake Shore Gold is working on implementing a similar arrangement with First Nations in respect of the Bell Creek Complex.

Risk Factors

The following is a brief description of those distinctive or special characteristics of Lake Shore Gold’s operations and industry, which may have a material impact on, or constitute risk factors in respect of, Lake Shore Gold’s financial performance, business and operations.

Dependence on Timmins West Mine and Bell Creek Mill

Lake Shore Gold’s operations at the Timmins West Mine will account for the majority of the Corporation’s production for the foreseeable future, all of which will be processed at the Bell Creek Mill.  Any adverse condition affecting mining or milling conditions at the Timmins West Mine or the Bell Creek Mill could be expected to have a material adverse effect on the Corporation’s financial performance and results of operations. The Corporation also anticipates using revenue generated by its operations at the Timmins West Mine in the future to finance a substantial portion of the exploration and capital expenditures required at its development projects.  Unless the Corporation can successfully bring into production other mineral projects on its existing properties, or otherwise acquire gold-producing assets, the Corporation will be dependent on the Timmins West Mine for the majority of its gold production and revenues. Further, there can be no assurance that the Corporation’s current exploration and development programs at its properties will result in any new economically viable mining operations or yield new mineral resources to replace and expand current mineral resources.

Uncertainty of Production Estimates

The Corporation’s gold production may fall below estimated levels if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, mineral grades are lower than expected, the physical or metallurgical characteristics of the minerals are less amenable than expected to mining or treatment, or dilution increases. In addition, production may be unexpectedly reduced as a result of mining accidents such as cave-ins, rock falls, rock bursts or flooding, or as a result of other operational difficulties.  Accordingly, there can be no assurance that the Corporation will achieve current or future production estimates.

Mineral Exploration, Development and Production Activities Inherently Risky

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored are ultimately developed into production and there is a risk that none of the Corporation’s properties, other than the Timmins West Mine and Bell Creek Mine, will ultimately be developed into mines.  Among the many uncertainties inherent in any gold exploration and development program are the location of economic orebodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities.  Other risks involved in extraction operations and the conduct of exploration programs include unusual or unexpected formations, formation pressures, seismic activity, fires, power outages, labour disruptions, flooding, explosions, rock bursts, cave-ins, landslides, variations in grade, deposit size, density and other geological problems, hydrological conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment including fuel, unanticipated transportation costs, unanticipated regulatory changes, unanticipated or significant changes in the costs of supplies including, but not limited to, fuel, and adverse weather conditions and other conditions involved in the drilling and removal of material, any of which could result in increased costs, damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.  Although Lake Shore Gold carries liability insurance with respect to its mineral exploration operations, Lake Shore Gold may become subject to liability for damage to life and property, environmental damage, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.

Assuming discovery of an economic orebody, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, there can be no assurance that the Corporation’s current or future exploration and development programs will result in any new economically viable mining operations or yield new mineral reserves.

Uncertainty of Mineral Resources and Reserves

The figures for mineral resources and reserves stated in this AIF, or in the documents incorporated by reference, are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized.  Market price fluctuations of gold, in addition to increased production costs or reduced recovery rates, may render resources uneconomic.  Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause any mining operation to be unprofitable in any particular accounting period.

Until mineral reserves or mineral resources are actually mined and processed, mineral resource and mineral reserve grades must be considered as estimates only.  In addition, mineral reserves and mineral resources may vary depending on, among other things, metal prices and currency exchange rates.  Any material change in mineral reserves, mineral resources, grade or dilution may affect the economic viability of the properties.  In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Other than the Timmins West Mine and Bell Creek Mine, which are in commercial production, the Corporation’s mineral projects are in the exploration stage. Until mineral resources on these exploration properties are categorized as mineral reserves, the known mineralization at these projects is not determined to be economic. The Corporation’s ability to put its exploration properties into production will be dependent upon the results of further drilling and evaluation. There is no certainty that expenditures made in the exploration of the Corporation’s mineral properties will result in the identification of commercially recoverable quantities of ore or that mineral reserves will be mined or processed profitably. Greater assurance may require completion of comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic.

Risk of Flooding

In previous years, Lake Shore Gold has experienced significant water flows onto its properties as a result of the spring thaw in Timmins. Once on the Corporation’s properties, this water must be treated as any other water which the Corporation seeks to discharge from its properties and must meet environmental standards.  This means that the Corporation is required to store and potentially treat the water, and to limit discharge to the approved limits under the Corporation’s permits.  If the amount of such water flowing onto the properties exceeds the capacity of the Corporation’s storage ponds, the Corporation may be required to store water in underground areas of its mines, limiting its ability to operate in those areas.  Production and capital development could be delayed if the Corporation cannot operate in necessary areas as a result of such flooding, which could cause the Corporation to miss production targets and to lose revenue.  The Corporation may also incur additional costs as a result of such flooding, both in dealing with the excess water and in remediating any damage resulting from flooding.  Lake Shore Gold spent approximately $10 million in 2014 to improve its water management infrastructure.

Risk of Project Delay

There are significant risks that the commencement and completion of construction of a mine on any of the Corporation’s properties could be delayed due to circumstances beyond the Corporation’s control. Such risks include delays in obtaining environmental and construction authorizations and permits, delays in finalizing all necessary detailed engineering and construction contracts, as well as unforeseen difficulties encountered during the construction process.

The Corporation May Not Meet Key Production and Other Cost Estimates

A decrease in the amount and a change in the timing of the production outlook for the Corporation will directly impact the amount and timing of the Corporation’s cash flow from operations. The actual impact of such a decrease on the Corporation’s cash flow from operations would depend on the timing of any changes in production and on actual prices and costs. Any change in the amount or timing of projected cash flows that would occur due to production shortfall, changes in prices or costs, labour disruptions, or reduced availability of required equipment or suppliers may require that the Corporation seek additional financing to fund operational or capital expenditures.

Global Financial Condition

Global financial conditions in recent years have been characterized by weakness and uncertainty, and access to public financing has been negatively impacted by disruptions in the credit and capital markets. These factors may impact the ability of the Corporation to obtain equity or debt financing in the future on terms favourable to the Corporation.  Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be significant or prolonged, which may result in impairment losses. If such increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted and the trading price of its common shares may be adversely affected.

Fluctuation of Mineral Prices

The success of the Timmins West Mine, Bell Creek Mine, and the Corporation’s other properties will be primarily dependent on the future price of gold.  Gold prices are subject to significant fluctuation and are affected by a number of factors that are beyond the control of the Corporation.  Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world.  The price of gold has fluctuated widely in recent years, and future serious price declines could cause continued development of, and commercial production from, the Corporation’s properties to be impracticable or uneconomic.  Depending on the price of gold, projected cash flow from planned mining operations may not be sufficient and the Corporation could be forced to discontinue development and may lose its interest in, or may be forced to sell, some of its properties.  Future production from the Corporation’s mining properties is dependent on gold prices that are adequate to make these properties economically viable.  Lake Shore Gold does not currently engage in material hedging activity and is exposed to changes in the gold price.

Furthermore, recalculating reserve and resource estimates and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Corporation’s investment in mining properties and increased amortization, reclamation and closure charges.  In addition to adversely affecting the Corporation’s mineral resource and reserve estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project.  Such reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project.  Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency Fluctuations

Currency fluctuations may affect the costs the Corporation incurs in its operations and may affect the Corporation’s operating results and cash flows. Gold is sold throughout the world based principally on the U.S. dollar price, but the Corporation’s operating and capital expenses are incurred in Canadian dollars. The appreciation of the Canadian dollar against the U.S. dollar can reduce the Corporation’s revenues relative to the costs at the Corporation’s operations, making such operations less profitable.  Lake Shore Gold does not engage in any currency hedging activity and is fully exposed to changes in exchange rates.

Fluctuations in External Factors Affecting Costs

The Corporation’s production costs are dependent on a number of factors, including refining charges, production royalties based on the price of gold, and the cost of inputs used in mining operations, including equipment, labour, contractors, steel, chemical reagents and energy. All of these factors are beyond the Corporation’s control. If the Corporation’s total production costs per ounce of gold rise above the market price of gold and remain so for any sustained period, the Corporation may experience losses and may curtail or suspend some or all of its exploration, development and mining activities.

History of Net Losses; Uncertainty of Additional Financing

Prior to the year ended December 31, 2014, the Corporation had not generated annual net earnings from its operations. Despite the profitability of the Corporation’s operations in 2014, there can be no assurance that the Corporation’s operations will be profitable in the future.  There is no assurance that the Corporation’s operations will ever provide a return on investment in the future. The Corporation has not paid dividends in the past and has no current plans to pay dividends in the future.

The Corporation’s operating expenses and capital expenditures may increase with mining activities at Timmins West Mine and Bell Creek Mine, and advancing exploration, development and commercial production of other properties in which the Corporation has an interest. The Corporation may experience losses unless it generates sufficient revenues from commercial production to fund all of its continuing operations, exploration and development activities. The development of the Corporation’s properties may require the commitment of substantial resources.

The Corporation may require additional financing from external sources in order to fund future capital and exploration costs.  There can be no assurance that such financing will be available to the Corporation or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Corporation, the interests of shareholders in the net assets of the Corporation may be diluted.  Any failure of the Corporation to obtain required financing on acceptable terms could have a material adverse effect on the Corporation’s financial condition, results of operations and liquidity, and could require the Corporation to cancel or postpone planned capital investments and exploration.

Limitations under Credit Facility

The Corporation’s secured credit facility limits, among other things, the Corporation’s ability to permit the creation of certain liens, make investments, dispose of the Corporation’s assets or, in certain circumstances, pay dividends. In addition, the credit facility limits the Corporation’s ability to incur additional indebtedness and requires the Corporation to maintain specified financial ratios and meet financial condition covenants. Events beyond the Corporation’s control, including changes in general economic and business conditions, may affect the Corporation’s ability to satisfy these covenants, which could result in a default under one or both of the credit facilities or the notes. If an event of default under the credit facility occurs, the lenders could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. An event of default under the credit facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Corporation may not have sufficient funds to repay amounts owing under such agreements.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of Lake Shore Gold, including exploration, development activities and commercial production are and will be governed by laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  Lake Shore Gold has received all necessary permits for the mining operations and the exploration and development work it is presently conducting, but there can be no assurance that all permits, if any, which Lake Shore Gold may require for future exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which Lake Shore Gold may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions.  Lake Shore Gold may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.

Existing and possible future laws, regulations and permits governing operations and activities of exploration and development companies, or more stringent implementation thereof, could have a material adverse impact on Lake Shore Gold and cause increases in capital expenditures or require abandonment of, or delays in, exploration.

Uncertainty in Executing, Managing and Integrating Acquisitions

The Corporation occasionally evaluates opportunities to acquire shares or assets of other mining businesses. Such acquisitions may be significant in size, may change the scale of the Corporation’s business and may expose the Corporation to new geographic, political, operating, financial or geological risks. The Corporation’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of the Corporation. Any acquisition would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired businesses; the potential disruption of the Corporation’s ongoing business; the inability of management to maximize the financial and strategic position of the Corporation through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, the Corporation may need additional capital to finance an acquisition. Debt financing related to any acquisition may expose the Corporation to the risks related to increased leverage, while equity financing may cause existing shareholders to suffer dilution.

Possible Loss of Interests in Exploration Properties; Possible Failure to Obtain Mining Licenses

Terms under which Lake Shore Gold acquired or may acquire interests in certain properties provide that Lake Shore Gold must over certain time periods expend certain minimum amounts on the exploration of the properties, make payments, or contribute its share of ongoing expenditures.  If Lake Shore Gold fails to make such payments or expenditures in a timely fashion, Lake Shore Gold may lose its interest in those properties.  Further, with respect to any exploration property, Lake Shore Gold may not be able to obtain the necessary licenses or permits to conduct mining operations on the properties, and thus would realize no benefit from its exploration activities on such properties.

Lake Shore Gold has Limited Mineral Reserves

Mineral resources are inventories of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. Mineral reserves are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environmental, socio-economic and governmental factors.  Lake Shore Gold has limited mineral reserves at its Timmins West Mine and Bell Creek Mine, though it does have additional mineral resources at the two mines and at other projects.  Additional work is required to demonstrate whether these additional mineral resources at Timmins West Mine and Bell Creek Mine may be economically viable, and if any of the Corporation’s other projects have a body of economically viable ore. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Lake Shore Gold makes on its properties do not result in discoveries of mineralization that can be economically recovered, the value of exploration and acquisition expenditures may be lost and the value of Lake Shore Gold stock will be negatively impacted.

Title Risks

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, the mineral property may be disputed. There is no guarantee that such title will not be challenged or impaired. There may be challenges to the title of the properties in which the Corporation has an interest, which, if successful, could result in the loss or reduction of the Corporation’s interest in the properties.

Although title to its material properties has been reviewed by or on behalf of Lake Shore Gold, no assurances can be given that there are no title defects affecting the properties.  Title insurance generally is not available for mining claims in Canada and Lake Shore Gold’s ability to ensure that it has obtained secure claim to individual mineral properties may be severely constrained.  Lake Shore Gold has not conducted surveys of all of the claims in which it holds direct or indirect interests, therefore, the precise area and location of such claims may be in doubt.  The properties may be subject to prior unregistered liens, agreements, transfers or claims including native land claims, and title may be affected by, among other things, undetected defects.  In addition, Lake Shore Gold may be unable to conduct work on the properties as permitted or to enforce its rights with respect to its properties.

Obligations and Potential Liabilities with Respect to Acquired Properties

Under agreements for the acquisition of existing and future properties, Lake Shore Gold has assumed or may assume liabilities relating to the mineral properties, surface buildings, mill and tailings, past, present and future. While Lake Shore Gold conducts due diligence with a view to determining, among other things, what these obligations and liabilities may be, there is no assurance that Lake Shore Gold has been or will be able to determine accurately the existence, extent or potential cost of any such obligations and liabilities. Failure to determine adequately or at all the existence, extent or potential cost of any such obligations and liabilities could, in the future, have a material adverse impact on Lake Shore Gold’s profitability, business prospects, results of operations and financial condition.

Environmental Risks

Mining operations have inherent risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production.  Laws and regulations involving the protection and remediation of the environment and the governmental policies for implementation of such laws and regulations are constantly changing and are generally becoming more restrictive.  Lake Shore Gold cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (even if inadvertent) or environmental pollution will not materially and adversely affect its financial condition and its results from operations.

Previous mining operations may have caused environmental damage at certain of Lake Shore Gold’s properties.  It may be difficult or impossible to assess the extent to which such damage was caused by Lake Shore Gold or by the activities of previous operators, in which case, any indemnities and exemptions from liability may be ineffective.

There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations.  Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.  Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Risks Associated with Joint Venture Agreements

Lake Shore Gold’s interests in various of its properties may, in certain circumstances, become subject to the risks normally associated with the conduct of joint ventures. In the event that any of Lake Shore Gold’s properties become subject to a joint venture, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on Lake Shore Gold’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on Lake Shore Gold’s business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Third Party Reliance

Lake Shore Gold’s rights to acquire an interest in certain resource properties may have been granted by third parties who themselves held only a lease or an option to acquire such properties.  If such persons fail to fulfill their obligations, Lake Shore Gold could lose such interest in the properties and may have no meaningful recourse, as it may not have any direct contractual arrangements with the underlying property holders.

Insurance Risk

The Corporation’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes or slowdowns, unusual or unexpected geological conditions, ground or stope failures, cave-ins, changes in the regulatory environment or laws, and natural phenomena such as inclement weather conditions, forest fires, floods and earthquakes.  Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although the Corporation maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all potential risks associated with its operations.  The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums.  Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability.  Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production may cease to be generally available to the Corporation or to other companies in the mining industry on acceptable terms.  The Corporation might also become subject to liability for pollution or other hazards which may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons.  Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Competition

The Corporation’s business is intensely competitive, and the Corporation competes with other mining companies, many of which have greater resources and experience. Competition in the precious metals mining industry is primarily for: (i) mineral rich properties which can be developed and produced economically; (ii) the technical expertise to find, develop, and produce from such properties; (iii) the labour to operate the properties; and (iv) the capital for financing development of such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Corporation. Such competition may result in the Corporation being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. The Corporation’s inability to compete with other mining companies could have a material adverse effect on the Corporation’s results of operations.

Dependence on Key Management and Employees

The success of the operations and activities of Lake Shore Gold is dependent to a significant extent on the efforts and abilities of its management, key employees and outside contractors. Relationships between the Corporation and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions in which the Corporation operates. Changes in applicable legislation or in the relationship between the Corporation and its employees or contractors may have a material adverse effect on the Corporation’s business, results of operations and financial condition.  The Corporation’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of key management personnel. The loss of the services of one or more of these individuals could adversely affect Lake Shore Gold’s profitability, results of operations and financial condition. The Corporation faces significant competition for qualified personnel and there can be no assurance that the Corporation will be able to attract and retain such personnel.  The Corporation does not hold key person insurance on any of these individuals.

Volatility of Market Price of Securities

The trading price of the Corporation’s common shares has been and may continue to be subject to large fluctuations which may result in losses to investors.  The trading price of the Corporation’s common shares may increase or decrease in response to a number of events and factors, including:

•                  changes in the market price of gold;

•                  changes in the exchange rate between the currencies of Canada and the United States;

•                  current events affecting the economic situation in Canada, the United States and elsewhere;

•                  trends in the mining industry and the markets in which the Corporation operates;

•                  changes in financial estimates and recommendations by securities analysts;

•                  acquisitions and financings;

•                  quarterly variations in operating results;

•                  the Corporation’s inability to achieve its guidance or meet expectations of market participants;

•                  the operating and share price performance of other companies that investors may deem comparable; and

•                  purchases or sales of blocks of the Corporation’s common shares.

Wide price swings are currently common in the markets on which the Corporation’s securities trade. This volatility may adversely affect the prices of the Corporation’s common shares regardless of the Corporation’s operating performance.  As well, there can be no assurance that an active market for the securities of the Corporation will be sustained.

Impairment of Assets.

In accordance with IFRS, Lake Shore Gold capitalizes certain expenditures and advances relating to its mineral projects. From time to time the carrying amounts of mining properties and plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying values are in excess of their recoverable amount. Such review is undertaken on an asset by asset basis, except where such assets do not generate cash flows independent of other assets, and then the review is undertaken at the cash generating unit level.

Events that could, in some circumstances, lead to an impairment include, but are not limited to, shutting down a facility or operation, reevaluation of the economic or operating parameters of an existing operation, abandoning a development project, the denial of a permit, or the Corporation’s market capitalization being less than the carrying amounts of its mining properties and plant equipment.

The assessment requires the use of estimates and assumptions such as, but not limited to, long-term commodity prices, foreign exchange rates, discount rates, future capital requirements, resource estimates, exploration potential and operating performance as well as the definition of cash generating units. It is possible that that the actual fair value could be significantly different from those assumptions, and changes in the assumptions will affect the recoverable amount of the mining interests.  In the absence of any mitigating valuation factors, the Corporation’s failure to achieve its valuation assumptions or declines in the fair values of its cash generating units or other assets may, over time, result in impairment charges.

If Lake Shore Gold determines that an asset is impaired, the Corporation will charge against earnings any difference between (i) the carrying amount of the assets and (ii) the estimated fair value less cost to sell of those assets. Any such charges could have a material adverse effect on Lake Shore Gold’s results of operations.

Conflicts of Interest

Certain directors and officers of the Corporation are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors and officers of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation and to disclose any interest that they may have in any project or opportunity of the Corporation. If a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will disclose his interest and abstain from voting on such matter in accordance with the Canada Business Corporations Act. See “Interest of Management and Others in Material Transactions”.

Mineral Projects

Timmins West Mine

Information relating to the Corporation’s Timmins West Mine, including resources and reserves as at December 31, 2014, is set out in Schedule B to this AIF. The information in Schedule B is supported by a technical report prepared in accordance with NI 43-101 by Eric Kallio, P. Geo, and Natasha Vaz, P. Eng, entitled “43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine, Timmins, Ontario, Canada” dated March 31, 2014 (the “Timmins West Report”).  Readers should consult the Timmins West Report to obtain further particulars regarding the Timmins West Mine.  The Timmins West Report is available for review electronically on SEDAR at www.sedar.com under Lake Shore Gold’s profile.  All scientific and technical information in Schedule B has been prepared under the supervision of Natasha Vaz, P.Eng, Vice-President of Technical Services for Lake Shore Gold, and Eric Kallio, P.Geo, Senior Vice-President of Exploration for Lake Shore Gold, each of whom is a qualified person under NI 43-101.

Bell Creek Complex

Eric Kallio, P. Geo, and Natasha Vaz, P. Eng, prepared a technical report in accordance with NI 43-101 entitled “NI 43-101 TECHNICAL REPORT, UPDATED MINERAL RESERVE ESTIMATE FOR BELL CREEK MINE, HOYLE TOWNSHIP, TIMMINS, ONTARIO, CANADA” dated March 27, 2015, with an effective date for resource and reserve calculation of December 31, 2014 (the “Bell Creek Report”). Each of Eric Kallio and Natasha Vaz is a qualified person under NI 43-101.  The Summary section of the Bell Creek Report is attached to this AIF as Schedule C, and readers should consult the Bell Creek Report to obtain further particulars regarding the Bell Creek Complex. The Bell Creek Report is available for review electronically on SEDAR at www.sedar.com under Lake Shore Gold’s profile and is incorporated by reference in its entirety herein.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The authorized capital of Lake Shore Gold consists of an unlimited number of common shares of which 435,591,224 are issued and outstanding as of the date of this AIF.

The holders of common shares are entitled to one vote per common share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation.  The common shares have no pre-emptive, redemption, purchase or conversion rights.  There are no sinking fund provisions in relation to the common shares and they are not liable to further calls or to assessment by the Corporation.  The Canada Business Corporations Act provides that the rights and provisions attached to any class of shares may not be modified, amended or varied except by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

In addition to the common shares, the Corporation has issued publicly tradable convertible debentures (the “Debentures”). The Debentures were issued under a trust indenture (the “Indenture”). The aggregate principal amount of the Debentures initially authorized for issue is $103,500,000.  The Corporation may, from time to time, without the consent of holders of Debentures, issue additional Debentures of the same series or of a different series under the Indenture.  The Maturity Date for the Debentures is September 30, 2017.

The Debentures bear interest at 6.25% per annum, payable semi-annually in arrears on March 31 and September 30 in each year.  The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Corporation and subject to applicable regulatory approval, by payment of common shares. The interest on the Debentures will be payable in lawful money of Canada.

The Debentures will be direct obligations of the Corporation and will not be secured by any mortgage, pledge, hypothec or other charge.

Holders may convert their Debentures into common shares at any time prior to 5:00 p.m. (Toronto time) on the earlier of (i) the business day immediately preceding the Maturity Date and (ii) the business day immediately preceding the date specified by the Corporation for redemption of the Debentures, at a conversion price of $1.40 per common share, being a conversion rate of approximately 714.2857 common shares per $1,000 principal amount of Debentures, subject to adjustment in certain events as described in the Indenture.

On and after September 30, 2015 and prior to the Maturity Date, the Debentures may be redeemed in whole at any time or in part from time to time, at the option of the Corporation on not more than 60 days and not less than 30 days prior notice at a price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption, provided that the market price of the common shares on the date on which the notice of redemption is given is not less than 130% of the conversion price.

On redemption or at maturity, the Corporation will be obligated to repay the indebtedness represented by the Debentures by paying to the debenture trustee in lawful money of Canada an amount equal to the aggregate principal amount of the outstanding Debentures which are to be redeemed or which have matured, together with accrued and unpaid interest thereon. Subject to regulatory approvals and provided that no default or event of default has occurred and is continuing under the Indenture, the Corporation may, at its option, on not more than 60 and not less than 40 days’ prior notice, elect to satisfy its obligation to repay the principal amount of the Debentures which are to be redeemed or the principal amount of the Debentures which are due on the Maturity Date, as the case may be, in whole or in part, by issuing common shares that are freely tradable in Canada to such holders of the Debentures. Any accrued and unpaid interest thereon must be paid in cash. The number of Common Shares to be issued will be determined by dividing the aggregate principal amount of the outstanding Debentures which are to be redeemed or which have matured, as the case may be, by 95% of the current market price. No fractional Common Shares will be issued on redemption or maturity but in lieu thereof the Corporation will be obligated to satisfy fractional interests by a cash payment equal to the proportionate current market price of such fractional interests.

Dividend Policy

It is not anticipated that the Corporation will pay any dividends on its common shares in the near future. The actual timing, payment and amount of any dividends will be determined by the Corporation’s board of directors from time to time based upon, among other things, cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and such other business considerations as the board of directors may consider relevant. As of the date of this AIF, the Corporation has not paid any dividends on the common shares.  While the credit facilities remain outstanding, Lake Shore Gold would require the consent of its secured lenders prior to declaring a dividend or making any distribution to shareholders.

MARKET FOR SECURITIES

Trading Price and Volume

The following table sets out the high and low market prices and the volume traded of the common shares on the Toronto Stock Exchange for the most recently completed financial year and the period up to the date of this AIF:

	High $	Low $	Volume
March 2015 (to March 26)	1.15	0.88	34,427,016
February 2015	1.15	1.03	27,096,908
January 2015	1.19	0.75	73,522,305
December 2014	1.00	0.70	91,975,925
November 2014	1.08	0.77	56,089,492
October 2014	1.19	0.75	42,969,956
September 2014	1.19	0.99	37,358,757
August 2014	1.40	1.16	20,405,401
July 2014	1.28	0.95	36,288,424
June 2014	1.02	0.75	29,350,218
May 2014	0.92	0.69	13,485,957
April 2014	0.92	0.71	20,597,118
March 2014	1.00	0.68	29,342,668
February 2014	0.98	0.67	32,944,687
January 2014	0.80	0.50	32,002,518

The following table sets out the high and low market prices (per $100 of principal amount) and the volume traded (based on $100 principal amount) of the Debentures on the Toronto Stock Exchange for the most recently completed financial year and the period up to the date of this AIF (the Debentures were listed and began trading in September 2012):

	High $	Low $	Volume
March 2015 (to March 26)	105.01	99.00	34,090
February 2015	105.50	101.50	29,270
January 2015	104.90	94.50	32,010
December 2014	98.98	90.00	23,540
November 2014	100.25	91.25	38,480
October 2014	101.50	92.05	44,260
September 2014	103.50	100.00	12,470
August 2014	108.00	101.00	18,280
July 2014	105.50	97.75	71,730
June 2014	97.50	90.10	22,090
May 2014	93.50	89.50	41,830
April 2014	94.63	90.00	64,450
March 2014	95.59	90.00	48,220
February 2014	93.50	86.50	40,090
January 2014	87.99	79.00	54,310

DIRECTORS AND OFFICERS

The following table sets forth all current directors and executive officers as of the date of this AIF, with each position and office held by them in the Corporation and the period of service as such.  Each director’s term of office expires at the next annual general meeting of shareholders.

Name, Occupation and Security Holding

Non-Executive Directors

ALAN C. MOON Alberta, Canada Age: 69

Alan C. Moon is an independent businessman, corporate director and consultant since 1997. Prior thereto Mr. Moon held a number of executive positions with TransAlta Corporation which he joined in 1985. From 1994 to 1997 he was President and COO of TransAlta Energy Corporation. Mr. Moon has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director, Chair of the Board (Independent)

Director since:	2005

Committees:	Audit Committee Corporate Governance & Nominating Committee Compensation Committee

Securities held:	238,700 common shares 267,486 Deferred Share Units 102,000 options to acquire common shares

Principal Occupation:	President of Crescent Enterprises Inc.; Corporate Director

Sits on other boards:	• Northern Superior Resources Inc.

ARNOLD KLASSEN British Columbia, Canada Age: 63

Arnold Klassen is a Chartered Accountant and Certified Public Accountant and has over 35 years of experience in accounting, audit and tax, with over 30 years of experience in the Mining Industry. Mr. Klassen is currently President of AKMJK Consulting Ltd., a private consulting company, and prior to that was the Vice President of Finance for Dynatec Corporation from 1988 to 2007. Dynatec Corporation was a publicly traded TSX listed company from 1997 to 2007. Mr. Klassen holds a degree in Commerce from the University of British Columbia and spent seven years with KPMG prior to becoming Vice President of Finance with the Tonto Group of Companies from 1984 to 1998. Mr. Klassen has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director (Independent)

Director since:	2008

Committees:	Audit Committee (Chair) Technical Advisory Committee (Chair) Corporate Governance & Nominating Committee

Securities held:	50,000 common shares 267,486 Deferred Share Units 102,000 options to acquire common shares

Principal Occupation:	President of AKMJK Consulting Ltd.

Sits on other boards:	• Northern Superior Resources Inc.

PETER CROSSGROVE Ontario, Canada Age: 78

Mr. Crossgrove is a member of the Order of Ontario and the Order of Canada and a recipient of the Queen’s Jubilee Medal. Mr. Crossgrove has a B.Comm from Concordia University, an M.B.A from the University of Western Ontario, and was a Sloan Fellow in The Doctoral Program at Harvard University. Mr. Crossgrove was the former Chairman and a founder of Masonite International. Prior to 1993 he was Vice Chairman and acting CEO of Placer Dome Inc. Mr. Crossgrove is currently Executive Chairman of Excellon Resources, a company that produces silver, lead and zinc in Mexico. His charitable service includes sitting as past chairman of the Toronto Western Hospital, The Toronto Hospital, The Princess Margaret Hospital, The Canadian Association of Provincial Cancer Agencies, the Founding Chair and Chair Emeritus of Cancer Care Ontario, and he served as treasurer for Care International based in Brussels. For the past six years he has represented the Province of Ontario on the board of the Canadian Partnership Against Cancer.

Position with Corporation:	Director (Independent)

Director since:	2009

Committees:	Corporate Governance & Nominating Committee (Chair) Compensation Committee Technical Advisory Committee

Securities held:	195,353 common shares 679,755 Deferred Share Units 102,000 options to acquire common shares

Principal Occupation:	Corporate Director

Sits on other boards:	• Excellon Resources Inc. (Chairman) • Dundee REIT • Detour Gold Corporation • Pelangio Exploration Inc. • Orbite Aluminae Inc.

JONATHAN GILL Ontario, Canada Age: 70

Mr. Gill is a Professional Engineer who brings more than 45 years of mining experience to the board of Lake Shore Gold, much of it working in senior mine management roles for Inco Limited in its Ontario and Manitoba divisions and for PT Inco in Indonesia. Since retiring in 2003, Mr. Gill has worked on a number of project assignments for Inco, both in Canada and at the Goro project in New Caledonia; as well as for other companies involving reviews of such projects as FNX Mining Company´s Sudbury operations, the Ambatovy nickel project in Madagascar and the Onca Puma project in Brazil. Mr. Gill is a member of the Association of Professional Engineers of Ontario and is a former Employer Chair of Ontario´s Mining Legislative Review Committee. Mr. Gill has obtained the Institute of Corporate Directors ICD.D designation.

Position with Corporation:	Director (Independent)

Director since:	2008

Committees:	Compensation Committee (Chair) Health, Safety, Environment & Community Committee (Chair) Technical Advisory Committee

Securities held:	47,138 common shares 526,476 Deferred Share Units 102,000 options to acquire common shares

Principal Occupation:	Independent Consultant

Sits on other boards:	n/a

INGRID HIBBARD Ontario, Canada Age: 56

Ms. Hibbard is the President and Chief Executive Officer and a director of Pelangio Exploration Inc. and was the Chief Executive Officer of PDX Resources Inc. (formerly Pelangio Mines Inc. and Pelangio-Larder Mines, Limited) from 1997 to 2009. Ms. Hibbard has been a director of Detour Gold since 2007. She played a key role throughout the history of the Detour Lake mine property including as President of Pelangio-Larder Mines Limited which, in 1998, acquired the property under a joint venture with Franco-Nevada Mining Company Limited from Placer Dome (CLA) Ltd. (now Goldcorp) up to Pelangio’s sale of the Detour Lake assets to Detour Gold Corporation in 2007. Ms Hibbard has more than 25 years of experience in the international mining industry. Ms. Hibbard holds a Bachelor of Arts degree and an LL.B from the University of Western Ontario and is called to the Bar in both Ontario and Manitoba. Ms. Hibbard’s law practice focussed on mining and securities law, with clients ranging from junior exploration companies to major mining companies, including Noranda Mines and Hemlo Gold Mines.

Position with Corporation:	Director (Independent)

Director since:	2014

Committees:	n/a

Securities held:	17,300 common shares 56,009 Deferred Share Units

Principal Occupation:	President and CEO of Pelangio Exploration Inc.

Sits on other boards:	• Pelangio Exploration Inc. • Detour Gold Corporation

DIANE FRANCIS Ontario, Canada Age: 68

Diane Francis is the Editor-at-Large at the National Post, a Distinguished Professor at Ryerson University’s Ted Rogers School of Management, and an author and public speaker. Ms. Francis was a director of Aurizon Mines Ltd. from 2007 until its acquisition in June 2013. Ms. Francis currently serves on the boards of the Toronto Symphony Orchestra and the Ryerson University Cabinet.

Position with Corporation:	Director (Independent)

Director since:	2013

Committees:	Corporate Governance and Nominating Committee Audit Committee Compensation Committee

Securities held:	180,775 Deferred Share Units

Principal Occupation:	Editor-at-Large at the National Post

Sits on other boards:	n/a

FRANK HALLAM British Columbia, Canada Age: 55

Frank Hallam is the Chief Financial Officer of Platinum Group Metals Ltd. Mr. Hallam has extensive operating and corporate finance experience at the senior management level with several publicly listed resource companies. Mr. Hallam was the key architect of the Western Bushveld Joint Venture between Platinum Group Metals Ltd. and Anglo Platinum Ltd. He was also the original founder of New Millennium Metals Corporation, a predecessor to Platinum Group Metals Ltd. Mr. Hallam was a co-founder of MAG Silver Corp. and served as CFO of MAG from 2003 to 2010 and as a director until June 2014. From 1994 until 2002 he was a director and CFO of Tan Range Exploration Corporation, focused on gold exploration and development throughout East Africa working with groups such as JCI Limited, Barrick Gold Corporation and Newmont Mining Corporation. He was a co-founder of West Timmins Mining Inc. and served as CFO from September 13, 2006 to August 7, 2008 and a director from September 13, 2006 until November 6, 2009. Mr. Hallam also has extensive experience in oil & gas exploration and development. He was previously an auditor with Coopers and Lybrand, specialized in their Mining Practice. He is a chartered accountant and has a degree in business administration from Simon Fraser University.

Position with Corporation:	Director (Independent)

Director since:	2009

Committees:	Audit Committee Health, Safety, Environment & Community Committee

Securities held:	499,927 common shares 267,486 Deferred Share Units 102,000 options to acquire common shares

Principal Occupation:	Chief Financial Officer of Platinum Group Metals Ltd.

Sits on other boards:	• Platinum Group Metals Ltd. • West Kirkland Mining Inc. • Nextraction Energy Corp.

Officers

ANTHONY P. MAKUCH Ontario, Canada Age: 56

President and CEO of the Corporation since March 2008.

Mr. Makuch is a Professional Engineer (Ontario) with over 25 years of management, operations and technical experience in the mining industry, having managed numerous projects in Canada and the United States from advanced exploration through production. He has been a frequent recipient of mine safety performance awards. He holds a Bachelor of Science Degree (Honours Applied Earth Sciences) from the University of Waterloo, both a Master of Science Degree in Engineering and a Master of Business Administration from Queen’s University, and has obtained the Institute of Corporate Directors ICD.D designation from the University of Toronto Rotman School of Business.

Position with Corporation:	President & Chief Executive Officer, Director

Director since:	2007

Committees:	n/a

Securities held:	300,000 common shares 2,698,420 Performance Share Units 7,183,134 options to acquire common shares

Principal Occupation:	President & Chief Executive Officer of the Corporation

PHILIP C. YEE Ontario, Canada

Vice-President and CFO of the Corporation since May 2013. Chief Financial Officer of Patagonia Gold plc from May 2011 to May 2013; Director, Finance of Centerra Gold Inc. from November 2010 to May 2011; Vice President, Finance for Kumtor Gold Mine (Centerra Gold Inc.) from June 2001 to October 2010.

Phil Yee is a Chartered Professional Accountant (“CPA”) and a Chartered Accountant (“CA”) with over 25 years of experience in the accounting and financial fields and over 10 years of experience in the mining sector. In addition to being a CA, Mr. Yee holds a Bachelor of Commerce degree from the University of Saskatchewan.

Position with Corporation:	Senior Vice-President & Chief Financial Officer

Securities held:	618,321 Performance Share Units 1,275,447 options to acquire common shares

PETER PASCAL VAN ALPHEN Ontario, Canada

Vice President of Operations for the Corporation since 2014. Various positions with DMC Mining Services since 2010, the most recent of which was Vice-President & General Manager, Canadian Operations.

Mr. van Alphen has 20 years of experience in the mining industry in various operational roles. Prior to joining DMC in 2010, he served as Project/Mine Manager with Quadra FNX/FNX Mining Company, where he took a leading role in bringing the Morrison Deposit at the Levack Mine near Sudbury to commercial production. He also previously served as Mine Superintendent and Project Manager at the Podolsky Mine in Sudbury, working with FNX Mining/Dynatec Corporation. Mr. van Alphen has a Bachelor of Science (Engineering) degree from the University of Witwatersrand in South Africa.

Position with Corporation:	Vice President, Operations

Securities held:	90,000 Performance Share Units 180,000 options to acquire common shares

ERIC KALLIO Ontario, Canada

Vice President of Exploration for the Corporation since 2008; Geological Consultant from 2004 to 2008 for various companies including Detour Gold Corp, Centerra Gold Corp, Pelangio Mines, Goldeye Exploration, Ursa Major Minerals, Patricia Mining Corp, Silvermet Resources, Strike Minerals, Baffinland Iron Mines, Verena Minerals Corp. He has also held positions with Kinross Gold Corp as Exploration Manger for Eastern Canada and with Placer Dome as Chief Geologist for the Dome Mine.

Eric Kallio is a Professional Geologist with close to thirty years of experience working on exploration and underground and open pit mine planning, scoping and feasibility studies in Canada and abroad.

Position with Corporation:	Senior Vice President, Exploration

Securities held:	626,897 Performance Share Units 1,498,461 options to acquire common shares

MERUSHE VERLI Ontario, Canada

Vice President, Finance since 2008. Corporate Controller of the Corporation from 2007 to 2012; from 1997 to 2007 held various positions with KPMG LLP, the last of which was Senior Manager.

Ms. Verli is a Chartered Accountant with more than a decade of experience in public practice with KPMG. In addition to her accounting experience, Ms. Verli also holds a Bachelors of Economy, a Bachelors of Geology and a PhD in Economic Sciences.

Position with Corporation:	Vice President, Finance

Securities held:	233,965 Performance Share Units 532,816 options to acquire common shares

MARK UTTING Ontario, Canada

Vice President, Investor Relations since 2008; Director, Investor Relations of Extendicare REIT from September 2007 to March 2008; Director, Investor Relations of Sherritt International Corp. from June 2007 to September 2007; Director, Investor Relations of Dynatec Corporation from February 2003 to June 2007.

Mark Utting is a Chartered Financial Analyst with 20 years of investor relations and corporate communications experience, mainly in the mining and financial services industries.

Position with Corporation:	Vice President, Investor Relations

Securities held:	8,100 common shares 237,002 Performance Share Units 607,896 options to acquire common shares

ALASDAIR FEDERICO Ontario, Canada

General Counsel and Corporate Secretary of the Corporation since 2008, and Vice-President since 2012.

Mr. Federico is a business lawyer with experience advising on all aspects of corporate and securities law, commercial matters, governance and compliance. Mr. Federico holds a Bachelor of Commerce from the Rotman School of Management at the University of Toronto and a Bachelor of Laws from the University of Western Ontario.

Position with Corporation:	Vice-President, General Counsel and Corporate Secretary

Securities held:	268,275 Performance Share Units 620,841 options to acquire common shares

NATASHA VAZ Ontario, Canada

Natasha Vaz joined Lake Shore Gold in June 2008 as a Mine Engineer and has held various positions of increasing responsibility and authority with the Corporation, resulting in her appointment as Vice-President, Technical Services in 2013.

Ms. Vaz has over a decade of experience working with senior Canadian-based mining and contracting companies. Prior to Joining Lake Shore Gold, she held a variety of engineering, operations and management level positions with Dynatec Corporation and, prior to that assignment, with Goldcorp Inc. Ms. Vaz holds a BSc degree in Engineering from the University of Toronto and an MBA from the Kellogg-Schulich program at Northwestern University School of Management and the Schulich School of Business at York University. She is a member of the Professional Engineers of Ontario.

Position with Corporation:	Vice-President, Technical Services

Securities held:	140,212 Performance Share Units 376,874 options to acquire common shares

CHRISTINA OUELLETTE Ontario, Canada

Vice President of Human Resources for the Corporation since November 2009; Director of Human Resources for the Corporation from October 2008 to November 2009; Manager of Human Resources for FNX Mining Co. from 2006 to 2008; Manager of Human Resources for the Sudbury Operations of the Dynatec/FNX Joint Venture from 2004 to 2005; Manager of Human Resources for Domtar, Ontario Forestry Division, from 1998 to 2004.

Ms. Ouellette is a Certified Human Resource Professional with over twenty years of senior management experience. Ms. Ouellette has a strong background and considerable experience in labour relations, employee relations, recruitment, talent and succession planning, compensation planning, and providing strategic HR direction and guidance in support of business objectives.

Position with Corporation:	Vice President, Human Resources

Securities held:	6,880 common shares 250,501Performance Share Units 638,787 options to acquire common shares

In total the directors and officers of Lake Shore Gold own, directly or indirectly, 1,348,418 common shares of the Corporation which is equal to approximately 0.3% of the issued and outstanding share capital as at March 27, 2015.

None of the Directors or Officers of the Corporation has been subject to any cease trade order, penalty or sanction, or has declared bankruptcy during the last 10 years, and none has been a director or officer of a company that has been subject to any cease trade order, penalty or sanction, or has declared bankruptcy during the last 10 years.

Conflicts of Interest

See “Interest of Management and Others in Material Transactions” and “Risk Factors - Conflicts”.

AUDIT COMMITTEE

Charter

The Charter of the Audit Committee is attached as Schedule A to this AIF.

Composition of the Audit Committee

The Audit Committee consists of four independent directors:  Arnold Klassen (Chair), Alan Moon, Diane Francis and Frank Hallam, all of whom are financially literate.

Relevant Education and Experience of Audit Committee

Arnold Klassen (Chair of the Audit Committee) is a Chartered Accountant with more than 30 years of accounting and finance experience, of which over 25 years has been in the mining industry.  He was employed by Dynatec for 20 years, and from 1994 to 2007, prior to his retirement, he held the position of VP, Finance.  From 1977 to 1984 Mr. Klassen was employed by KPMG where he earned his CA designation in 1979.  He has the financial and accounting expertise to understand and evaluate financial statements, the accounting principles applied to natural resource companies’ financial statements and the internal controls required to report accurately the Corporation’s financial position.

Mr. Hallam has extensive operating and corporate finance experience at the senior management level, having served as CFO with several publicly listed resource companies since 1994.  He was previously an auditor with Coopers and Lybrand, in their Mining Practice.  He is a chartered accountant and has a degree in business administration.  He has the financial and accounting expertise to understand and evaluate financial statements, the accounting principles applied to natural resource companies’ financial statements and the internal controls required to report accurately the Corporation’s financial position.

Alan C. Moon is a former senior executive with significant business experience, both internationally and domestically, with resource-based companies. Mr. Moon is a professional engineer with an MBA, and has served on the board of directors of a number of other public and private companies. He has the business expertise to understand and evaluate financial statements and the accounting principles applied to natural resource companies’ financial statements.

Diane Francis is an investigative journalist and writer, with expertise in international business and financial matters.  Ms. Francis has served on various charitable, educational, scientific, healthcare and corporate boards.  She has the business expertise to understand and evaluate financial statements and the accounting principles applied to natural resource companies’ financial statements.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, the Board of Directors has adopted all recommendations of the Audit Committee regarding nomination or compensation of the external auditors.

Pre-Approval Policies and Procedures

The Audit Committee has established a policy of pre-approving all non-audit services to be performed for the Corporation by its external auditors, subject to a review of the compatibility of the non-audit engagement with the external auditors’ independence. The Committee may not engage the external auditors to perform those specific non-audit services proscribed by law or regulation. The Committee may delegate authority to one or more members with respect to the authority to grant pre-approvals of permitted non-audit services, to the extent permitted by applicable law.

Service Fees Paid to External Auditors

	2014	2013
a) Audit Fees	$492,000	$545,500
b) Audit Related Fees		12,000
c) Tax Fees
d) All Other Fees
	$492,000	$557,500

Audit related fees incurred in 2013 were incurred in connection with an audit of the Corporation’s defined contribution pension plan.

No other fees were incurred during the periods.

LEGAL PROCEEDINGS

The Corporation is named in several minor litigation matters, none of which is currently considered to be material.  The Corporation is not aware of any other material legal proceedings, actual or contemplated, to which the Corporation is a party or of which any of its property is the subject.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The interest of management of the Corporation and others in material transactions and transactions involving remuneration for services, if any, is disclosed under the heading “Related Party Transactions” in the Corporation’s Management’s Discussion and Analysis, December 31, 2014.  See “Additional Information”.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the common shares in Canada is Computershare Investor Services Inc. at its principal offices in Toronto.

MATERIAL CONTRACTS

Lake Shore Gold entered into an agreement (the “Credit Agreement”) with Sprott Resource Lending Partnership (“Sprott”), as agent on behalf of a group of lenders, for a credit facility (the “Facility”) totaling up to $70 million. The Facility involves two components, a $35 million gold-linked note (the “Gold Note”) maturing on May 31, 2015, and a standby line of credit (the “Standby Line”) for an additional $35 million.  Repayment of the Gold Note will be through 29 monthly cash payments equal to the value of 947 ounces of gold on the second last business day of each month. The first payment was made on January 31, 2013, with the final payment to be made on May 31, 2015.  The Standby Line has been fully repaid and cannot be redrawn.

The Facility limits, among other things, the Corporation’s ability to permit the creation of certain liens, make investments, dispose of the Corporation’s material assets or, in certain circumstances, pay dividends.  In addition, the Facility limits the Corporation’s ability to incur additional indebtedness and requires the Corporation to maintain specified financial ratios and meet financial condition covenants. The Credit Agreement was filed on SEDAR on June 21, 2012, and amendments were filed on June 21, 2013, September 28, 2013, and December 18, 2013. See also “Risk Factors - Limitations under Credit Facility” above.

The Corporation’s Debentures (see “DESCRIPTION OF CAPITAL STRUCTURE — General Description of Capital Structure” above) are governed by a Convertible Debenture Indenture between Lake Shore Gold and Computershare Trust Company of Canada, dated as of September 7, 2012, which was filed on SEDAR on September 14, 2012.

Except for the Credit Agreement and the Convertible Debenture Indenture, and contracts entered into in the ordinary course of business, the Corporation did not enter into any material contract during the most recently completed financial year, or before the most recently completed financial year, that is still material and still in effect.

INTERESTS OF EXPERTS

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to Lake Shore Gold’s mineral projects on a property material to Lake Shore Gold is based or has been extracted:

Eric Kallio, P. Geo, and Natasha Vaz, P. Eng, prepared a technical report in accordance with NI 43-101 entitled “43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine, Timmins, Ontario, Canada” dated March 31, 2014.

Eric Kallio, P. Geo, and Natasha Vaz, P. Eng, prepared a technical report in accordance with NI 43-101 entitled “ NI 43-101 Technical Report, Updated Mineral Reserve Estimate For Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada” dated March 27, 2015.

Each of the persons named above is a “qualified person” as defined in NI 43-101, and has been responsible for preparing or supervising the preparation of the technical reports with respect to Lake Shore Gold referred to or incorporated by reference into in this AIF.

All of the qualified persons are or were employees of Lake Shore Gold and hold, or held at the time of authorship, options under Lake Shore Gold’s employee stock option plan or Performance Share Units under the Corporation’s Performance Share Unit Plan.  To the best knowledge of Lake Shore Gold, none of the persons named above holds a material amount of securities of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold or held any such securities at the time they prepared the scientific or technical information or following the preparation, nor did they receive any direct or indirect interest in any securities of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold in connection with the preparation of such information.  As of the date hereof, securities held by Eric Kallio and Natasha Vaz represent less than 1% of the issued common shares of Lake Shore Gold.

None of the aforementioned persons has a direct or indirect interest in the Lake Shore Gold properties, or is currently expected to be elected or appointed as a director of Lake Shore Gold or of any associate or affiliate of Lake Shore Gold.  Eric Kallio is the Vice-President of Exploration for the Corporation, and Natasha Vaz is the Vice-President of Technical Services for the Corporation.

Deloitte LLP was reappointed as the auditor of Lake Shore Gold on May 7, 2014, and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information on the Corporation, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation’s information circular for its most recent annual meeting of shareholders that involved the election of directors which may be found on the

Corporation’s website at www.lsgold.com or under the Corporation’s profile on SEDAR at www.sedar.com.

Additional financial information is included in the Corporation’s audited consolidated financial statements for the year ended December 31, 2014, and the accompanying Management’s Discussion and Analysis, all of which are filed on SEDAR.

GLOSSARY OF TERMS

The following technical terms may be used in this Annual Information Form, and may appear capitalized or in lower case, without any difference in meaning.

Aeromagnetic/Airborne Magnetic — Measurement of the earth’s magnetic field from an aircraft for the purpose of recording the magnetic characteristics of rocks.

Arsenopyrite — The most common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver and gold.

Assay — An analysis to determine the presence, absence or quantity of one or more chemical components.

Au - gold

Ball mill — A steel cylinder filled with steel balls into which crushed ore is fed. The ball mill is rotated, causing the balls to cascade and grind the ore.

Basalt — An extrusive volcanic rock composed primarily of plagioclase, pyroxene and some olivine.

Base Metal - A metal, such as copper, lead, nickel, zinc or cobalt.

Belt — A series of mineral deposits occurring in close proximity to each other, often with a common origin.

Biotite — A common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists; a detrital constituent of sedimentary rocks.

Breccia — Rock fragmented into angular components.

Carbonate — A rock composed principally of calcium carbonate (CaC03).

Carbon-in-leach — A process step wherein granular activated carbon particles much larger than the ground ore particles are introduced into the ore pulp. Cyanide leaching and precious metals adsorption onto the activated carbon occur simultaneously. The loaded activated carbon is mechanically screened to separate it from the barren ore pulp and processed to remove the precious metals and prepare it for reuse.

Carbon-in-pulp — A process step wherein granular activated particles much larger than the ground ore particles are introduced into the ore pulp after primary leaching in cyanide. Precious metals adsorption occurs onto the activated carbon from the pregnant cyanide solution.

Care and maintenance — The status of a mining operation when mining has been suspended but reclamation and closure of the property has not been commenced. The mill and associated equipment is being cared for and maintained until operations recommence.

Chalcopyrite — A copper mineral composed of copper, iron and sulphur. This mineral is very similar to marcasite in its characteristics; it tarnishes easily; going from bronze or brassy yellow to yellowish or grayish brown, has a dark streak, and is lighter in weight and harder than gold.

Chert — A compact, glass-like siliceous rock composed of silica of various types (opaline or chalcedonic).

Circuit — A processing facility for removing valuable minerals from the ore so that it can be processed and sold.

Claim/Concession (Mineral/Mining) — The area that confers mineral exploration/exploitation rights to the registered holder under the laws of the governing jurisdiction.

Copper — A ductile, malleable base metal with a myriad of uses in construction (piping, wire) and electronics due to its high electrical and thermal conductivity and good resistance to corrosion.

Core — The long cylindrical piece of rock, about an inch in diameter, brought to surface by diamond drilling.

Cyanidation — A method of extracting exposed gold or silver grains from crushed or ground ore by dissolving the contained gold and silver in a weak cyanide solution. May be carried out in tanks inside a mill or in heaps of ore out of doors.

Diamond Drilling/Drill Hole — A method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

Dilution — The effect of waste or low-grade ore being included unavoidably in the mine ore, lowering the recovered grade.

Dip — The angle at which a stratum is inclined from the horizontal.

Doré — Unrefined gold and silver bullion bars, which will be further refined to almost pure metal.

Dyke — A tabular body of igneous rock cross cutting the host strata at a high angle.

Epithermal — A hydrothermal deposit formed close to surface at low temperature and pressure.

Fault — A fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

Feldspar — 1. Constituting 60% of the Earth’s crust, feldspar occurs in all rock types and decomposes to form much of the clay in soil, including kaolinite. 2. The mineral group albite, andesine, anorthite,  anorthoclase, banalsite, buddingtonite, bytownite, celsian, hyalophane, labradorite, microcline, oligoclase, orthoclase, paracelsian, plagioclase, reedmergnerite, sanidine, and slawsonite.

Felsic — Igneous rock composed principally of feldspars and quartz.

Fold — Any bending or wrinkling of rock strata.

Formation - A body of rock identified by lithological characteristics and stratigraphic position.

Gabbro — A fine to coarse grained, dark coloured crystalline igneous intrusive rock composed mainly of calcic plagioclase, clinopyroxene and sometimes olivine.

Galena — A lead mineral, which occurs with sphalerite in hydrothermal veins, also in sedimentary rocks as replacement deposits; an important source of lead and silver.

Geochemistry/Geochemical - Study of variation of chemical elements in rocks or soil.

Geology/Geological — Study of the Earth’s history and life, mainly as recorded in rocks.

Geophysics/Geophysical — Study of the earth by quantitative physical methods, either by surveys conducted on the ground, in the air (by fixed wing aircraft or helicopter) or in a borehole or drillhole.

Gold — A heavy, soft, ductile, malleable precious metal used in jewelry, dentistry, electronics and as an investment.

Grade — The amount of valuable metal in each tonne or ore, expressed as grams per tonne for precious metals.  Cut-off grade — is the minimum metal grade at which a tonne of rock can be processed on an economic basis. Recovered grade — is actual metal grade realized by the metallurgical process and treatment or ore, based on actual experience or laboratory testing.

Grams per tonne (g/t or gpt) — A unit of measurement commonly used to quantify the concentration of precious metals.

Gravity recovery circuit — Equipment used within a plant to recover gold from the ore using the difference in specific gravity between the gold and the host rock. Typically used are shaking tables, spirals, etc.

Hectare — A square of 100 metres on each side.

Igneous — A classification of rocks formed from the solidification from a molten state.

Intrusive/Intrusions - Said of an igneous rock that invades older rocks.

Leach — A method of extracting gold from ore by a chemical solution usually containing cyanide.

Lode — Vein of metal ore.

Mafic — An igneous rock composed chiefly of dark iron and manganese silicate minerals.

Magnetic Survey — A geophysical survey conducted on the earth’s surface that measures variations in the earth’s magnetic field caused by variations in rock type or geological structures.

Mapping — The art and science of recording geological observations on a map.

Metallurgical — The science and technology of extraction of metals from their ores and the refining of metals.

Metamorphism/Metamorphic — A process whereby the composition of rock is adjusted by heat and pressure/A class of rock affected by metamorphism.

Mill — A plant where ore is ground fine and undergoes physical or chemical treatment to extract the valuable metals.

Mineralization — The concentration of metals and their chemical compounds within a body of rock.

Net smelter return — A type of royalty payment where the royalty owner receives a fixed percentage of the revenues of a property or operation.

Open pit — A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

Ore — Rock containing mineral(s) or metals that can be economically extracted to produce a profit.

Orogen/Orogeny — A belt of deformed rocks through folding and faulting, in many places accompanied by metamorphic and intrusive rocks that form mountains/the process of mountain building.

Outcrop — An exposure of bedrock at the surface.

Porphyry — A rock consisting of larger crystals embedded in a more compact finer grained groundmass.

Prospecting — The art and science of searching for mineral deposits.

Proterozoic — The youngest part of the Precambrian from 2450 - 570 million years ago.

Pyrite — A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold.”

Pyroxene — A calcium/sodium ferromagnesium silicate.  One of the major rock forming minerals.

Quartz — A mineral composed of silicon dioxide.

Reclamation - The restoration of a site after mining or exploration activity is completed.

Recovery — A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore. It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

Sample — A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.

Schist — A foliated metamorphic rock the grains of which have a roughly parallel arrangement; generally developed by shearing.

Sediment — Solid material that has settled down from a state of suspension in a liquid.  More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Sedimentary — Pertaining to or containing sediment or formed by its deposition.

Shear — A planar zone of deformed rock caused by the movement of the rock.

Shear zone — A geological term used to describe a geological area in which shearing has occurred on a large scale.

Sill — A tabular body of igneous rock conforming to the last strata.

Soil Sampling — Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Sphalerite — A zinc mineral which is composed of zinc and sulphur. It has a specific gravity of 3.9 to 4.1.

Stockpile — Broken ore heaped on surface, pending treatment or shipment.

Strike — Direction or trend of a geologic structure.

Structure/Structural - Pertaining to geological structure, i.e. folds, faults, etc.

Sulphide/Sulphidation - A group of minerals in which one or more metals are found in combination with sulfur/rock that has been sulphidized.

Tailings — The material that remains after all metals considered economic have been removed from ore during milling.

Ultramafic — A dark coloured igneous rock containing less than 45% silica and characterized by mafic minerals, such as olivine, amphibole and pyroxene.

Vein — A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz /a small vein or cluster of veins.

Volcanic — Descriptive of rocks originating from volcanic activity.

SCHEDULE A — AUDIT COMMITTEE CHARTER

LAKE SHORE GOLD CORP.

(the “Company”)

CHARTER OF THE AUDIT COMMITTEE

PURPOSE

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management, and the Company’s internal and external audit process, and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board.  In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The responsibilities of a member of the Audit Committee are in addition to such member’s duties as a member of the Board.  Nothing in this Charter, however, is intended to or does confer on any member a higher standard of care or diligence than that which applies to the Directors as a whole.

The Audit Committee does not plan or perform audits, or warrant the accuracy or completeness of the Company’s financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

PROCEDURAL MATTERS

The Audit Committee:

a.                                      meets at least four times per year, either by telephone conference or in person;

b.                                      invites the Company’s external auditors, the Chief Financial Officer, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;

c.                                       reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Committee may deem appropriate;

d.                                      has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

e.                                       has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee  The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the external auditor for the purpose of rendering or issuing an audit report or performing other audit, review or attest services, for payment of compensation to any advisors employed by the Audit Committee and for ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties;

f.                                        has the right to communicate directly with the CFO and other members of management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and

g.                                       pre-approves non-audit services to be performed by the external auditors in accordance with the Committee’s pre-approval policies and procedures, which pre-approval is subject to ratification by the Board.  The Audit Committee may delegate certain pre-approval functions for non-audit services to one or more independent members of its Committee if it first adopts specific policies and procedures respecting same and provided such decisions are presented to the full Audit Committee for approval at its next meeting.

RESPONSIBILITIES

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board.  For this purpose, the Audit Committee may consult with management.

The external auditors shall report directly to the Audit Committee.

The Audit Committee shall obtain and review a written statement prepared by the external auditor describing all relationships between the external auditor and its related entities and the Company and its related entities, consistent with the applicable independence rules as required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded, and consider the impact that any relationships or services may have on the objectivity and independence of the external auditor.  The Audit Committee shall discuss with the external auditor any relationships disclosed in such written statement and the external auditors independence from the Company, generally.

Also, the Audit Committee:

a.                                      recommends to the Board:

i.                                          whether the current external auditors should be nominated for reappointment for the ensuing year and if the current external auditors are not to be reappointed, selects and recommends a suitable alternative for nomination; and

ii.                                       the amount of compensation payable to the external auditors;

b.                                      resolves disagreements, if any, between management and the external auditors regarding financial reporting;

c.                                       provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;

d.                                      takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving non-audit related services provided by the external auditors to the Company or the Company’s subsidiaries, if any;

e.                                       confirms that the external auditors are a “participating audit firm” for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations;

f.                                        reviews and evaluates the performance of the external auditors; and

g.                                       reviews and approves the Company’s hiring policy regarding partners, employees and former partners and employees of the Company’s external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company’s financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles.  To accomplish this, the Audit Committee:

a.                                      considers the scope and general extent of the external auditors’ review, including their engagement letter and major changes to the Company’s auditing and accounting principles and practices;

b.                                      consults with management regarding the sufficiency of the Company’s internal system of audit and financial controls, internal audit procedures and results of such audits;

c.                                       ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;

d.                                      reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

e.                                       reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

f.                                        reviews the appropriateness and disclosure of any off-balance sheet matters;

g.                                       reviews disclosure of related-party transactions;

h.                                      receives and reviews with the external auditors, the external auditors’ audit report and the audited financial statements;

i.                                          makes recommendations to the Board respecting approval of the audited financial statements;

j.                                         meets with the external auditors separately from management to review the integrity of the Company’s financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors;

k.                                      directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and

l.                                          meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

Interim Financial Statements

The Audit Committee:

a.                                      reviews on an annual basis the Company’s practice with respect to review of interim financial statements by the external auditors;

b.                                      conducts all such reviews and discussions with the external auditors and management as it deems appropriate;

c.                                       reviews the interim financial statements with the external auditors; and

d.                                      makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting.  The Audit Committee:

a.                                      reviews the Company’s annual and interim financial statements, Management’s Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;

b.                                     reviews all of the Company’s public disclosure of financial information extracted from the Company’s financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company, and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;

c.                                       reviews material financial risks with management, the plan that management has implemented to monitor and deal with such risks, and the success of management in following the plan;

d.                                      consults annually and otherwise as required with the Company’s CEO and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;

e.                                       obtains such certifications of annual and interim filings by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;

f.                                        reviews management’s response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by management;

g.                                       reviews as required with management the annual financial statements, the quarterly financial statements, Management’s Discussion and Analysis, Annual Information Forms, future-oriented financial information or pro-forma information and other financial disclosure in continuous disclosure documents;

h.                                      reviews with management the Company’s compliance with applicable laws and regulations respecting financial reporting matters;

i.                                          reviews with management proposed regulatory changes and their impact on the Company; and

j.                                         reviews as required with management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company’s Annual Information Form, Information Circular and on the Company’s website.

COMPOSITION

The Audit Committee is composed of three Directors, all of whom are Directors who are not officers or employees of the Company or any of its subsidiaries.

In addition, members of the Audit Committee meet the prescribed independence, financial literacy and experience requirements and have relevant skills and/or experience in the Committee’s areas of responsibility as required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded.

Appointment of Committee Members

Members of the Committee are appointed or confirmed by the Board annually and hold office at the pleasure of the Board.

Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.  The Board fills any vacancy if the membership of the Committee is less than the minimum number of Directors required for the Committee.

Committee Chair

The Board appoints a Chair for the Audit Committee.

STRUCTURE AND OPERATIONS

Absence of Committee Chair

If the Chair of a Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting will be chosen by the Committee to preside at the meeting.

Secretary of Committee

At each meeting the Committee appoints a secretary who need not be a director of the Company.

Meetings

The Chair of the Committee or the Chair of the Board or any two of its members may call a meeting of the Committee.

Quorum

A majority of the members appointed to the Committee constitutes a quorum.

Notice of Meetings

The Chair of the Committee arranges to provide notice of the time and place of every meeting in writing (including by facsimile or email) to each member of a Committee at least 24 hours prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting.  Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.  The Chair also ensures that an agenda for the meeting and all required materials for review by the members of the Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.

Attendance of the Company’s Officers at Meetings

The Chair of the Committee or any two members of the Committee may invite one or more officers of the Company to attend any meeting of the Committee.

Delegation

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

Procedure and Records

Subject to any statute or constating documents of the Company, the Committee determines its own procedures at meetings and may conduct meetings by telephone and will keep records of its proceedings.

COMPLAINTS

The Audit Committee has established procedures for:

a.                                      the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.                                      the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Complaints regarding accounting, internal accounting controls, or auditing matters may be submitted as outlined in the Company’s Whistle Blower Policy — Accounting, Internal Controls or Auditing Matters.  Complaints may be made anonymously and, if not made anonymously, the identity of the person submitting the complaint is kept confidential.

Upon receipt of a complaint, the Chair conducts or designates a member of the Audit Committee to conduct an initial investigation.  The results of that initial investigation are brought before the Audit Committee for a determination of further investigation and action.

Records of complaints made and the resulting action or determination with respect to the complaint are documented and kept in the records of the Audit Committee for a period of three years.

The Audit Committee reviews the Whistle Blower Policy annually.

REPORTING AND ASSESSMENT

The Audit Committee reports to the Board of Directors.

The Audit Committee reviews its Charter and conducts an assessment of its performance, and the performance of the Committee Chair, on an annual basis.  The Committee reports to the Corporate Governance and Nominating Committee the results of such review and assessment, including any recommendations for change (the “Committee Annual Report”).

DATE OF MOST RECENT BOARD CONSIDERATION

This Charter was reviewed and approved by the Board in August 2014.

SCHEDULE B — TIMMINS WEST MINE

Timmins West Mine

Eric Kallio, P. Geo, and Natasha Vaz, P. Eng, prepared a technical report in accordance with NI 43-101 entitled “43-101 Technical Report, Updated Mineral Reserve Estimate for Timmins West Mine, Timmins, Ontario, Canada” dated March 31, 2014 (the “Timmins West Report”).  The following description of the Timmins West Mine has been summarized, in part, from the Timmins West Report and readers should consult the Timmins West Report to obtain further particulars regarding the Timmins West Mine.  The Timmins West Report is available for review electronically on SEDAR at www.sedar.com under Lake Shore Gold’s profile.  All scientific and technical information in this summary has been prepared under the supervision of Natasha Vaz, P.Eng, Vice-President of Technical Services for Lake Shore Gold, and Eric Kallio, P.Geo, Senior Vice-President of Exploration for Lake Shore Gold, each of whom is a qualified person under NI 43-101, and is supported by the Timmins West Report.

Project Description and Location

The Timmins West Mine (“TWM”) area includes the Timmins deposit property and the Thunder Creek property for a total area of 14.5 square kilometres, or approximately 1,536 hectares.  The majority of the property is situated within Bristol Township, with approximately 36 hectares located in Carscallen Township.  The Mining Land Tenure Map reference for the Timmins West Mine Complex is: Bristol Township; Plan G-3998; Porcupine Mining Division, Land Titles/Registry Division of Cochrane; and Timmins, Ministry of Natural Resources District, Ontario, Canada.

The Timmins deposit of the TWM consists of a block of 23 contiguous claims (395 hectares) of which there are eleven (11) individual patented claims and twelve (12) leased claims that are held pursuant to two (2) twenty-one (21) year Crown mining leases.  The Thunder Creek project portion of the property consists of 57 staked claim units and three Crown leasehold claims totaling approximately 960 hectares.  Lake Shore Gold Corp. owns a 100% interest in most of the property, subject to underlying royalties.  The only exception is the LSG/Adventure Gold claims with LSG holding a 50% interest in these ten patent claims.  The claims and leases are all in good standing, and are renewable indefinitely provided Lake Shore Gold continues to maintain them in good standing, including the payment of taxes and the performance of work.

The headframe of the TWM is collared at national topography series (“NTS”) map reference 42-A-05; at longitude 81.55° west; 48.32° north latitude.  Universal Transverse Mercator (“UTM”) co-ordinates for the project centre utilizing projection North American Datum (“NAD”) 83, Zone 17 are approximately 458,915 metres east, 5,358,043 metres north.  This location is approximately 19 kilometres west-southwest of the Timmins city center and 552 kilometres north-northwest of the City of Toronto.  Provincial Highways 101 and 144 provide all weather road access to the property.  Bush roads, quad trails, drill trails and foot paths provide access to all areas within the claim boundaries.  The junction of Highways 101 and 144 is situated 1.1 kilometres northwest of the property centre.

As of March 1, 2012, Franco-Nevada Corporation (“Franco Nevada”) entered into an agreement with Lake Shore Gold Corp. through which Franco-Nevada paid Lake Shore US$35 million for a 2.25% net smelter return (“NSR”) royalty on the sale of minerals from the Timmins West Complex.  In addition, various parcels within the Timmins West Complex are subject to the following royalties:

•                  A 1.5% NSR royalty exists on claim P-4227 payable to Mr. Lorne Labrash, which may be purchased for $1 million. The current resource model for mineralization does not extend to claim P-4227.

•                  Claims P495307, P495308 and P495309 (mineral rights only lease number 108773), which cover the area of the Thunder Creek deposit, are subject to a 1% NSR royalty in favour of Premier Royalty Inc.

•                  Claim number 1189886 is subject to a 3% NSR payable to Mr. Bruce Durham and partners, but the current resource model for mineralization does not extend to this claim.

•                  Claims 1177807, 1177808, 1177809, 1177811, 1181410, 1181413, 1198803, and 1198804 are subject to a 2% NSR royalty of which 1% may be purchased for $1,000,000, payable to Jim Croxall and the estate of Matti Kangas (collectively).  The current resource model for mineralization does not extend to these claims, though an advanced royalty payment of $5,000 (indexed for inflation) is paid annually.

•                  Claims 1189593, 1181995, 1189580 and 1189592 are subject to a 1.5% NSR royalty payable to Bruce Durham, Robert Duess, Ken Krug and Henry Hutteri (collectively), and an additional 1.5% NSR royalty is payable to Ray Meikle and Steve Anderson (collectively).

In addition to the royalties, the TWM has been pledged as security for the outstanding debt obligations under the Sprott Credit Facilities.

The development of the TWM infrastructure created a local disturbance of the terrestrial environment.  Baseline work did not identify any provincially or federally listed fauna species on the development site that would trigger a concern.  Water management and protection of the cold water systems on and adjacent to the Timmins West Mine site are the primary environmental concerns.  The design for TWM includes managing rock that can be an acid generating risk within a containment facility and treating runoff in accordance with regulatory requirements before release to the environment.  Mine water from the underground workings is also directed to ponds and treated through the effluent treatment plant prior to discharge.  The treatment process will ensure that all permit criteria are met prior to discharging into the natural environment.  To protect Thunder Creek, and maintain flows within the system, un-impacted storm water is diverted away from Thunder Creek.  Storm water is captured and treated prior to discharge to the natural environment. The Timmins West Mine water management plan has been summarized in Figure 1. At closure, the site will be rehabilitated in accordance with closure plans filed with the Ministry of Northern Development and Mines.

FIGURE 1:           TIMMINS WEST MINE WATER MANAGEMENT PLAN

Provincially, the Ministry of Northern Development and Mines (MNDM) is the lead agency for mining projects in Ontario.  Approval of a closure plan provides rights for the company to proceed under the Mining Act.  The Closure Plan for the bulk sampling was filed in October 2009 and the commercial production Closure Plan was filed in December 2010.  The Timmins Mine Property has since gone through additional amendments to its filed Closure Plan.

The Ministry of the Environment (MOE) issues permits to take water (both surface and groundwater), emit noise and dust, and discharge into the environment.  The MOE will administer the following permits for the TWM:

•                  Wastewater treatment and effluent discharge from the mine process water, including construct and operate tailings impoundment — Ontario Water Resources Act (OWRA).

•                  Water taking permits — OWRA.

•                  Industrial Sewage Works Permit — OWRA.

•                  Solid waste management (waste generator registration) — Ontario Environmental Protection Act (EPA).

•                  Noise/air emissions — EPA.

The Ministry of Natural Resources (MNR) issues land use permits and work permits under the Public Lands Act and the Lakes and Rivers Improvement Act, respectively.  The MNR will administer the following permits for the TWM:

•                  Forest Resource Licence for the cutting of crown owned timber.

•                  Land use permits for such things as effluent ditches/pipelines, access roads, camps, etc., where the acquisition of crown lands is required — Public Lands Act (PLA).

•                  Work permits for such things as creek crossings or impoundment structures (dams) Lakes and Rivers Improvement Act (LRIA).

A private entrance permit was required from the Ministry of Transportation (MTO) for the entrance to the site which connects onto provincial Highway 101 West.  This permit was approved in July 2008 and is currently active.

Environment Canada (EC) administers the Metal Mining Effluent Regulations (MMER) and Environmental Effect Monitoring, which are applicable to the TWM.  This requires the operation to conduct additional monitoring of the discharge effluent as well as detailed aquatic, benthic, and sediment investigation on the receiver, in this case the Tatachikapika River.

The required permits and approvals for current operations at the Timmins West Mine have been obtained.

The following map shows the location of the mineralized zones, mine workings, waste deposits, ponds and important natural features and improvements.

458500
459000
459500
5359500
5359000
5358500
5358000
5357500
N
Highway 101 West
Vent Raise
Domestic Water
SW4 Sump
Fuel Bay
Shop
Portal
Core Shack
Shop
Parking Lot
Electrical Sub Station
Hoist Room
Drifters Wicket
Septic
Warehouse
Shop
Thunder Creek
Septic
Office
LSG Dry
Fuel Pad
SW2 Sump
Pond A
Pumphouse
ETP
SW1 Sump
Pond B
Ore
Ore
Waste Rock Pile
Diversion Ditch
Paste Plant
Vent Raise
Vent Raise
Waste Pass
Proposed Pond C
LAKE SHORE GOLD CORP.
Timmins West Complex
19-Feb-14
Ben S.
Site Plan - 2014
0
75
150
300
Meters

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The headframe of the TWM is located within national topography series (“NTS”) map reference 42-A-05; at longitude 81.55° west; 48.32° north latitude.  The offices and shops infrastructure have the street address of 8215 Highway 101 West, Timmins, Ontario.  The junction of Highways 101 and 144 is situated 1.1 kilometres northwest of the headframe.  All weather road access to the property is provided by provincial Highways 101 and 144.  Bush roads, diamond drill trail, quad trails, and foot paths provide access to the centre of the property and other locations within the claim boundaries.

The City of Timmins, with an area of 3,210 square kilometres and a population of 42,455 (2006 Census) has an economic base dominated by the mining and logging industries.  The area is serviced from Toronto via Highways 400, 69 to Sudbury; and Highway 144 to Timmins; or Highway 11 from Barrie to Matheson and 101 westward to Timmins.  The Timmins Victor M. Power Airport has scheduled service provided by Air Canada Jazz, Bearskin Airlines, Air Creebec and Porter Airways.  The Timmins District Hospital is a major referral health care centre for northeastern Ontario.

The TWM area, and the City of Timmins experience a Continental Climate with an average mean temperature range of -17.5°C (January) to +17.4° (July) and an annual precipitation of about 831 mm.  Local lakes will start to freeze over approximately mid-November, and breakup will take place in early to mid May.  Work can be carried out on the Property twelve months a year.

Lake Shore Gold controls approximately 472 hectares of surface rights surrounding the mine infrastructure, which the Corporation believes is sufficient for mining operations, potential tailings storage areas, potential waste disposal areas and potential processing plant sites.  A major power transmission line traverses the northwest portion of the property, to which the TWM is connected.  Currently, all service water required for underground drilling operations, dust suppression, and washing work places is supplied from recycled water inflow from the surrounding rock mass.  Additional service water will be available (if needed) from surface sources, such as the Thunder Creek, which runs along the north side of the TWM site.

The Corporation believes there are sufficient surface rights, a willing labour pool, and readily available infrastructure to carry on a mining operation.

The Property generally exhibits low to moderate relief.  The elevation of Highway 101 as it traverses the property varies from 308 metres in the east to 320 metres in the west, at the junction of Highways 144 and 101 the elevation is approximately 312 metres.  The peak height of land on the property is 353 metres located at UTM co-ordinate 458,879.9 metres east and 5,357,321.5 metres north.  The elevation of the Tatachikapika River ranges from 300 to 292 metres as it flows east-northeast to the northerly flowing Mattagami River.  Outcrop exposure varies between five to fifteen percent.

The continental climate and the location on the Canadian Shield give rise to a plant hardiness Zone 2a which supports the following boreal forest tree species and a timber, pulp and paper industry.  In no particular order of significance local trees species include: American Mountain-Ash (Sorbus Americana), Balsam Fir (Abies Balsamea), Black Spruce (Pincea Mariana), Eastern White Cedar (Thuja Occidentalis), Eastern White Pine (Pinus Strobus), Jack Pine (Pinus Banksiana), Pin Cherry (Prunus Pensylvanica), Red Pine (Pinus Resinosa), Tamarack (Larix Laricina), Trembling Aspen (Populus Tremuloides), White Birch (Betula Papyrifera) and White Spruce (Pincea Glauca).

History

Lake Shore Gold acquired portions of the TWM property by fulfilling requirements under option agreements with Holmer Gold Mines Limited and West Timmins Mining Inc., and acquired the remainder by completing business combinations with those companies making them wholly-owned subsidiaries of Lake Shore Gold.  Holmer Gold Mines Limited became a wholly-owned subsidiary of Lake Shore in December of 2004 and West Timmins Mining Inc. became a wholly-owned subsidiary in November of 2009.  The following table summarizes the history of work on the property prior to Lake Shore Gold’s ownership:

Date	Description
1911 – 1914	Gold Discovered on the McAuley-Brydge property and sink two shafts, the deepest is 12 metres deep (Timmins Mine Main Zone)
1912	Ontario Bureau of Mines published map ARM-21a “Map of the Porcupine Gold Area, District of Timiskaming, A.G. Burrows and W.R. Rogers
1926	Ontario Bureau of Mines published map ARM35G, The Townships of Carscallen, Bristol, Ogden, District of Cochrane, Ontario, Annual Report Map, J. E. Hawley
1927	Ontario Department of Mines published Annual Report Volume ARM35-06.001, Geology of Ogden, Bristol, and Carscallen Townships, Cochrane District, J. E. Hawley
1938 – 1944	Orpit Mines Limited acquired the claims and diamond drill 7,620 metres of core
1941

Rusk Porcupine Mines excavated several pits and trenches across a 150 metre to 200 metre area of the Thunder Creek portion of the property. The gold discovery pit was 1.2 metres x 1.2 metres and returned values of $24.85 over 121.9 cm, $15.05 over 76.2 cm and $8.41 over 91.4 cm (T-File 542). The 1941 London Fix average price for gold was $33.85 (US) an ounce. Eighteen diamond drill holes totaling 1,981 metres were also completed

1945	Piccadilly Porcupine Mines acquired the property and complete 4,983 metres of diamond drilling
1953	Standwell Oil and Gas Ltd. acquired the Property
1957	Ontario Department of Mines published map 1957-07, Bristol Township, District of Cochrane, S.A. Ferguson
1958	Hollinger Mines Ltd. completed 7 diamond drill holes in the northern portion of the Thunder Creek property area. No assays were reported
1959	Ontario Department of Mines published Annual Report Volume ARV66-07, Geology of Bristol Township, Annual Report Volume S.A. Ferguson
1959	Ontario Department of Mines published preliminary map P0029, Thorneloe Township, S.A. Ferguson, W.D. Harding
1959	Paul Meredith purchased the “Standwell Oil” Property
1963	The Property is transferred to Holmer
1964

United Buffadisson Mines Limited optioned the property from Holmer construct a road from Highway 101 to the Main Showing, and diamond drill 10 boreholes (2,116 metres). United Buffadison Mines Limited interpreted the gold mineralization to be associated with stacked north dipping en-echelon quartz veins. The property was returned to Holmer Gold Mines Ltd.

1968 – 1981

Holmer diamond drilled 45 bore holes totaling 10,512 metres. The geological interpretation of the day indicated two mineralized zones the “Main” Zone (also referred to as the “Western Zone”) and the “Shaft” Zone (also referred to as the “Eastern Zone”). A historically significant, but non 43-101 compliant “probable reserve” of 720,000 tons grading 0.124 oz per ton gold (653,000 tonnes grading 4.25 grams per tonne gold) was estimated. Additional surface exploration included ground geophysical surveys (magnetometer and VLF) and limited diamond drilling

1980	Falconbridge Nickel Mines Ltd. carried out metallurgical analysis of sample provided by Jim Croxall for the Thunder Creek Property
1980	Ontario Geological Survey published preliminary map P2360, Quaternary geology of the

Date	Description
Timmins Area, District of Cochrane, C.M Tucker, D. Sharpe
1981

Preussag Canada Limited completed geophysical surveys in Bristol and Thorneloe Townships including magnetometer, VLF-EM, HLEM and Induced Polarization (“IP”). Ten diamond drill holes (613.9 metres) were bored. Adjacent holes, 64 metres apart, intersected 2.57 grams gold per tonne 2.43 metres, and 4.46 g/tonne gold over 4.6 metres in an area of the Rusk Showing.

1982	Ontario Geological Survey published map, M2455, Timmins, Precambrian Geology, Map, D. R. Pyke
1982	Ontario Geological Survey published preliminary map P2502, Precambrian geology of Thorneloe Township, District of Cochrane, A. G. Choudhry
1984

Noranda Exploration Company Limited (N.P.L.), (“Norex”) optioned the Holmer property and completed a “regional” airborne magnetic and electromagnetic survey, follow up ground geophysics and drilled four boreholes totaling 1,465 metres. Norex interpreted a historical significant, non 43-101 compliant resource estimate of 785,000 tonnes grading 2.4 grams per tonne gold. This includes a core of better grade mineralized material estimated to be 159,000 tonnes grading 4.46 grams per tonne gold. The Property was returned to Holmer

1984 – 1985

Noranda Exploration Company Ltd. (N.P.L.) in the Thunder Creek property area completed geological mapping, humus geochemical sampling, outcrop mechanical stripping and trenching. The best assays returned in the trenching were 2.86 g/tonne Au and 5.54 g/tonne Au. Nine (9) overburden, reverse circulation drilling and three (3) diamond drill holes (332.3 metres) were also completed with no assay results reported

1987

Chevron Minerals Ltd. optioned the Holmer property and completed: line cutting, ground geophysics (magnetic, VLF, IP surveys), geological mapping, over the property. A large area of the Main Zone was stripped, channel sampled and mapped. Twenty-nine diamond drill holes (6,115 metres) were completed testing the mineralization to a vertical depth of 360 metres. The Property was returned to Holmer

1987	Highwood Resources Ltd. optioned a portion of the Thunder Creek property from J. Croxall. Four diamond drill holes (400 metres) testing geophysical targets were bored. No assay results are reported
1989	Ontario Geological Survey published open file report OFR5699, The Geology of Keefer, Denton and Thorneloe Townships, District of Cochrane, A. G. Choudhry
1992	Ontario Geological Survey published open file report OFR5829, Geology of the Kamiskotia Area, T.C. Barrie
1994

Noranda Exploration Company Ltd. (N.P.L.) in the Thunder Creek property area completed line cutting, IP and magnetometer ground geophysical surveys. A single diamond drill hole (302 metres) was drilled with no assay results reported.

1995

Hemlo Gold Mines Inc. funded the Thunder Creek area project and the work was carried out by Norex. Surveys include line cutting, magnetometer and IP. Seven (7) diamond drill holes 95-2 to 95-8 (1,581 metres) were drilled with no significant assays reported

1996	Band-Ore Resources Ltd. makes gold discoveries on their Thorneloe Property and renewed gold exploration in the area of Bristol and Thorneloe townships
1996 – 1997

Holmer carried out an exploration program which included ground geophysics (VLF, magnetometer, and IP), humus sampling, geological mapping and rock sampling. A total of 66 drill holes (25,380 metres) were completed, 54 of which were directed to expand “resources” in the “Main” Zone area; 12 holes were drilled to test geophysical anomalies elsewhere on the Property

1997

Battle Mountain Canada Limited continued to explore the Thunder Creek — Mahoney Creek area. Fourteen (14) diamond drill holes (3,547 metres) tested stratigraphy and geophysical targets. Drill hole MC 97-20 an assay returned the value of 5.9 g/tonne Au over 1 metre. In ddh MC 97-26 there is a 2 metre interval of 1.28 g/tonne Au along with a couple of scattered intervals on a metre and similar 1 gram values. The property was returned to Band-Ore

1998	Holmer Gold Mines Ltd. drilled twenty-two (22) bore holes (3,923 metres) to test the

Date	Description
continuity of mineralization at shallow depths
1999	St. Andres Goldfields Ltd. (“St. Andrew”) drilled 10 bore holes (1,341 metres) exploring the potential for an open pit deposit
2000	Ontario Geological Survey published preliminary map P3396, Geology of the Kamiskotia Area, T. C. Barrie
2000	Ontario Geological Survey published study geological circular S059, Geology of the Kamiskotia Area, T. C. Barrie
2001

Ontario Geological Survey published preliminary map P2582 Quaternary Geology of the Dana, Lake Area, Cochrane, Timiskaming area, C. M. Tucker, J. A. Richard; Map M2660, Quaternary Geology of Dana Lake Area, Map, C. M. Tucker, J. A. Richard; Map M2662 Quaternary Geology of Timmins Area, C. M. Tucker, J. A. Richard; and Preliminary map P3436, Precambrian Geology, Timmins West, Bristol and Ogden Townships, C. Vaillancourt, C.L. Pickett, E. R. Dinel

2002	Ontario Geological Survey published open file report OFR6101, Toward a New Metamorphic Framework for Gold Exploration in the Timmins Area, Central Abitibi Greenstone Belt, P. H. Thompson
2002

Holmer completed a closely spaced, 25 metre centers, twenty-two (22) hole diamond drill program totaling 5,220 metres. Holmer completed a Mineral Resource estimate which was audited and revisited by Watts, Griffis, McQuat as 422,000 tonnes grading13.68 grams per tonne gold in the Indicated category and 270,000 tonnes grading 9.0 grams per tonne gold in the Inferred category

2003

Lake Shore Gold Corp. enters into an option agreement with Holmer Gold Mines Limited that allows Lake Shore to earn fifty percent (50%) of the Holmer Property by May 26, 2006 subject to the term that are outlined in Item 6.1 of this report. In November 2003 Lake Shore enter into an agreement with Band-Ore Resources Ltd. (which later became West Timmins Mining Inc.) to earn a 60% interest in the Thunder Creek property

2004

Lake Shore complete a 25 diamond drill holes (8,399 metres) targeting the Rusk Zone, the ultra mafic complex, and various structures; complete a MMI (mobile metal ion) soil geochemical survey; reconnaissance bed rock mapping program initiate outcrop mechanical stripping; and hydro washing and saw channel sampling program of two locations in the area of the Rusk occurrence

2004	Lake Shore Gold Corp. completed option requirements and business combination agreements to own 100% of the Holmer Gold Mines Ltd. property
2005

Ontario Geological Survey published open file report OFR6155, Geological Setting of Volcanogenic Massive Sulphide Mineralization in the Kamiskotia Area, Discovery Abitibi Initiative, B. Hathway, G. Hudak, M. A. Hamilton; OFR6154, Overview of Results from the Greenstone Architecture Project, Discover Abitibi Initiative, J. Ayer et al.; and miscellaneous release — data MRD186, Integrated GIS Compilation of Geospatial Data for the Abitibi Greenstone Belt, North-eastern Ontario, Discovery Abitibi Initiative

2006	Lake Shore completed additional outcrop stripping, power-washing and channel sampling at three locations
2009

Lake Shore Gold completed a diamond drill program of 25 drill holes (13,760 metres) and fulfilled the term of the option agreement with West Timmins Mining Inc. to earn 60% of the Thunder Creek Property. Lake Shore Gold and West Timmins Mining Inc. completed a business combination resulting in West Timmins Mining Inc. becoming a wholly owned subsidiary of Lake Shore Gold. The exploration emphasis of the Thunder Creek project changes from anomaly testing to, systematic, sectional, mineralization definition stage diamond drilling

2011

Ontario Geological Survey published miscellaneous data — release MRD282 Geological Compilation of the Abitibi Greenstone Belt, J. A. Ayer, J. E. Chartrand; miscellaneous release — data MRD285 Lithogeochemical Data for Abitibi Subprovince Intermediate to Felsic Intrusive Rocks, G. P. Beakhouse; and open file report OFR6268 The Abitibi Subprovince Plutonic Record: Tectonic and Metallogenic Implications, G. P. Beakhouse

Geological Setting

Supracrustal rocks in the Timmins region are assigned as members of eight tectonic assemblages within the Abitibi Subprovince with six assemblages being volcanic and two being dominantly sedimentary  (Ayer J.A.., Dube, B. and Trowel, N.F. ,2009). There is an 80 MA year time time span between the volcanic eruption of the lower Pacaude assemblage ( 2750 Ma) to the sedimentation and volcanicsm of the Upper Timiiskaming assemblage ( 2670Ma). Each of the assemblages demonstrates a melt evolution from komatiiitic or Tholeiitic basalt, to felsic or calc-alkaline volcanics. In the Timmins West Mine area area, only the Deloro ( 2730-2724Ma), Kidd- Munro ( 2719-2711 Ma), Tisdale ( 2710-2704 Ma), Porpcupine ( 2690 — 2685 Ma), and the Timiskaming assemblages ( 2675 — 2670 Ma) are present. Revised age dates for the Porcupine assemblage indicate that the felsic volcanism of the Krist Formation is coeval with emplacement of calc-alkalic felsic porphyries in Timmins ( 2692+/-3 to 2688+/-2 Ma).

Regional deformation in the Timmins area is characterized by a sequence from early, pre-metamorphic folds lacking axial planar cleavage (D1 and D2) to a series of syn-metamorphic, fabric—forming events, which overprint the earlier folds (D3 and D4 events).  The multi-phase Destor-Porcupine fault system passes approximately 5 kilometres to the south of the property.  The fault system is a composite corridor of shear zones and faults that records at least two main stages of displacement: a) syn-Timiskaming (2680-2677 Ma) brittle faulting associated with truncation of early D1 and D2 folds, apparent sinistral displacement, and formation of half grabens that are locally filled with Timiskaming clastic sedimentary rocks; and b) syn-metamorphic D3-D4 formation of high strain zones over a broad corridor generally several hundred metres wide generally corresponding with, or developed south of, the trace of the older faults.  These shear zones record variable kinematic increments but are regionally dominated by sinistral with north side up displacements.

The Timmins West Minelies along the northeast trending contact zone between southeast facing mafic metavolcanic rocks of the Tisdale Assemblage, to the northwest, and unconformably overlaying, dominantly southeasterly facing metasedimentary rocks of the Porcupine Assemblage to the southeast.  The contact dips steeply to the northwest, and is modified and locally deflected by folds and shear zones that are associated with gold mineralization.  Along and within several hundred metres of the contact area, several intrusions intrude mainly the mafic metavolcanic sequence between the Timmins deposit and the southwestern parts of the Thunder Creek property.  These include: a southwesterly-widening alkaline ultramafic set of metamorphosed intrusions comprised dominantly of pyroxenite which occur along the mafic —metasedimentary rock contact or intruding the mafic metavolcanic rocks adjacent to the contact and which are termed the “alkaline intrusive complex” or “ AIC”; and fine-grained, equigranular to locally K-feldspar porphyritic intrusions which are dominantly monzonite but may range to syenite in composition.  The latter include lenticular northeast trending unexposed body in the Porphyry Zone adjacent to the mafic-sedimentary contact in the Rusk area, and a more irregularly shaped stock to the south which intrudes the Porcupine Assemblage here termed the “Thunder Creek Stock”.

Intruding the aforementioned units are diabase dykes belonging to the Paleoproterozoic age, Matachewan dyke swarm (2.45 Ga).  This unit is fine to medium grained, exhibiting a massive gabbroic texture of plagioclase, pyroxene and biotite with accessory magnetite.

Exploration

The history of exploration activities on the Timmins West Mine property date as far back as the early 1900’s and has been documented in detail in Chapter 9 of the Timmins West Report.

Exploration activities in 2014 comprised of underground diamond drilling to refine and upgrade existing inferred and indicated resource blocks in preparation for mining and to evaluate new exploration targets outside of existing resources for potential new discoveries. The underground drilling campaign  for 2014 inlcuded 86,200 meters in total with 20,600 (24%) of the total drilled metres being considered as Exploration.

Key targets for refinement and upgrading of resources included the Ultramafic and Footwall zones between the 790 and the 1050 m Levels at the Timmins Deposit and the Porphyry and Rusk zones between the 765  and  890 m and the 660 and 550 m Levels at Thunder Creek.

Key targets for the exploration program included the areas along strike and down dip of current zones at the Timmins Deposit, as well as areas along the sediment/ultramafic contact between the Timmins Deposit and Thunder Creek. Results from 13,916 meters were reported in a press release dated October 21, 2014 and included several significant intersections from the S2 fold nose, a second fold nose structure located on the east side of the Timmins Deposit, as well as from depth extensions of the Footwall and Ultramafic level between the 790 and 1050 levels. Significant intercepts from the S2 fold Nose include 12.32 gpt over 9.3 meters in 830-044 and 11.72 gpt over 9.7 meters in 790-056 from the north limb of the fold nose and 12.85 gpt over 5.4 meters and 23.73 gpt over 5.0 meters in 790-153 from the south limb. Results also included encouraging intercepts below the current resource shapes for the Footwall and Ultramafic zones between the 790 and 850 levels including 6.28 gpt over 4.2 meters in 750-013, 38.56 gpt over 3.1 meters in 790-089 and 14.80 gpt over 4.9 meters in 790-114. Eight widely spaced holes ( 4,376 meters ) were also drilled to explore along the contact between the Timmins and Thunder Creek deposits. No significant gold values were intersected from this drilling. Progress during Q4/14 included completion of drilling from the 790 level west exploration drift targeting the downplunge projection of the Main Zone mineralization just west of the Ramp, as well as drilling from the 790 level east exploration drift to follow up on results in the S2 Fold Nose target area intersected throughout 2014. Drilling was also completed from the 710 level at Thunder Creek targeting up to 350 metres west of the Thunder Creek Deposit testing the volcanic-sediment contact towards the 144 structure.

In Q4/14, the Company announced that it had intersected high-grade mineralization in both the north and south limbs of the S2 Fold Nose at Timmins Deposit.  Key intercepts in the north limb included 12.32 grams per tonne over 9.3 metres (including 27.70 grams per tonne over 3.3 metres), 5.57 grams per tonne over 11.6 metres and 11.72 grams per tonne over 9.7 metres. Results from the south limb included 12.85 grams per tonne over 5.4 metres and 23.7 metres over 5.0 metres. The S2 Fold nose is a high-potential exploration target with similar characteristics to the main fold nose structure at Timmins Deposit.

Results of some of the last holes in the program have still not been reported but generally confirm previously released results.

Mineralization

Gold mineralization in the Timmins and Thunder Creek Deposits occurs in steep north-northwest plunging mineralized zones which plunge parallel to the local orientations of the L4 lineation features which also plunge parallel to the lineation, including folds and elongate lithologies.  Mineralization occurs within, or in favourable lithostructural settings within 100 metres of the Holmer and Rusk Shear Zones.  Mineralization comprises multiple generations of quartz-carbonate-tourmaline ±albite veins, associated pyrite alteration envelopes and disseminated pyrite mineralization.  Textural evidence suggests that veining formed progressively through D3 and D4 deformation.  All phases of gold-bearing veins cut and postdate AIC and syenitic to monzonitic intrusion, although mineralization is often spatially associated with ore preferentially developed within these intrusions.

At the Timmins deposit the character and sequence of veining in the Main, V1 and V2 veins is similar in all of the exposures.  The sequence of veining observed is as follows, with most veins in the upper Timmins deposit mineralization forming composite veins which have this paragenetic sequence.

1.             Early tourmaline-rich phase:  Early, tourmaline-quartz vein material forms the earliest veining phase, and comprises both dilation veins and wall rock replacement in tabular replacement vein-style zones along strike from, or parallel to dilation veins.  The veins have outer tan carbonate ±sericite alteration envelopes.  Tourmaline can comprise the majority of the vein material in these veins, forming a black matrix to later phases of veining.  These veins vary from a few centimetres to more than 2 metres wide, and may be significantly boudinaged or folded, with S4 axial planar to the folds.  Boudins, where developed are linear and shallow plunging, at high angle to the L4 stretching lineation.  Dilational veins have sharp contacts and massive central fill consistent with formation as void fill.  Replacement tourmaline comprises 5 to 40 centimetre wide replacement veins which unlike the dilational veins have gradational contacts over 0.5 to 2 centimetre and preserves relic textures of the wallrock, including relic fragmental textures in deformed potential clastic sedimentary or fragmental tuffaceous units what occur in the Holmer Shear Zone.  These may laterally grade into more dilational quartz-tourmaline veins which have sharp contacts; both vein styles are spatially associated and close in timing, with the replacement style locally enveloping dilational tourmaline veins.  Dilational tourmaline-rich vein phase locally form en echelon, moderate to steeply north dipping extension veins separate from the peripheral to the main veins.  Broad zones of veining with multiple dilational and parallel, sheeted replacement tourmaline veins may alternate with slivers of carbonate-quartz-sericite altered wall rock.  At the southwest margin of the Main Zone folded quartz-tourmaline veins there comprise composite tourmaline dilation veins where are intergrown with younger white quartz vein generations that are also folded.  Tourmaline veins may contain disseminated pyrite and arsenopyrite with tourmaline matrix.

2.             Quartz-rich Second phase:  Exploiting the earlier tourmaline-rich veins, this phase of quartz forms white quartz ± tourmaline ± sericite ± pyrite ± arsenopyrite vein material which overprints, but occurs along and parallel to the earlier tourmaline vein material, which with wallrock slivers create a banded appearance to the quartz-tourmaline veins.  Tourmaline coeval with this phase may occur with sulphides and carbonate as stylolites in the vein material.  Earlier tourmaline may occur as slivers, lenses and fragments in the younger white quartz, or the younger white quartz may occur on the margins of earlier tourmaline veins.  This style of quartz may also occur independent of the tourmaline veins as a separate vein generation and locally occupies minor reverse, north-side up D4 shear zones.  Sampling and local presence of visible gold in this veins phase indicate that it is auriferous.  When occurring as independent shear veins, it may be joined by quartz-carbonate extension veins which are variably deformed.  Like the tourmaline veins this stage of veining is affected by boudinaged and folding, and this generation of quartz also occurs with the early tourmaline as composite folded veins which trend northwest along the southwestern margins of the Main Zone.

3.             Quartz extension veins, variably deformed:  Shallow to moderate southeast dipping quartz greater than tourmaline + carbonate extension veinlets from ladder-like stacked arrays which preferentially occur in, and cut across the earlier quartz-tourmaline and banded quartz-rich veins phase.  The extension veins may either terminate at the margins of the older veins, or nucleate in the early tourmaline and extend outward into surrounding wallrock.  The extension veins are often closely spaced and may occur at intervals of a few centimetres to tens of centimetres apart.  They range from hairline up to 10 centimetres thick.  This set of extension veins locally occurs as en echelon, locally sigmoidal arrays which record apparent northwest side up displacement internal to the older quarts-tourmaline veining, and which also record, reverse north side up displacements.  Where not folded in sigmoidal sets, these extension veins are developed approximately orthogonal to the steep northwest plunging L4 stretching / intersection lineation, suggesting that they formed during stretching of the lithology sequence parallel to L4 in response to north-south D4 shortening — consistent with the relatively late structural timing as suggested by the generally low strain state.

4.             Late quartz extension veinlets:  A late set of shallow dipping, generally to the southeast quartz extension veinlets frequently occurs within the quartz-tourmaline veins, and cuts at low angles across the earlier set of extension veinlets described above, especially where they are folded into sigmoidal sets.

5.             These late veinlets are typically narrow (1 to 10 millimetres thick) and consequently volumetrically minor, although they can be locally very abundant.  Their similar orientation with respect to L4 as the preceding extension veins set, but generally undeformed state suggest that they represent a second, structurally late increment of extension veining late during D4.

Textural and timing relationships of the different, but spatially related veining generations listed above suggest that they formed incrementally spanning deformation during D3 and D4.  The early quartz-tourmaline veins, including the second phase quartz greater than tourmaline vein phase are affected by all D4 strain, exhibiting folding when development oblique to or at high angles to S4 foliation, and boudinaged in response to the stretching parallel to L4.  However, these veins also cross S3 foliation as planar veins where they trend northeast at high angles to S3 suggesting that they were affected by only minor D3 strain.  In addition, tourmaline replacement veins were they overprint potential fragmental units contain less strain relic fragments that the surrounding wallrock suggesting that they formed part way through D3 where the wallrocks were already deformed, but prior to the accommodation of all strains in the rocks.  These field relationships are consistent with the quartz-tourmaline veins and the next generation of banded quartz which is parallel to them forming and extensional veins and shear veins during D3 in response to sinistral displacement along, and shortening across the Holmer Shear Zone.  During later potentially progressive D4 deformation, additional phases of veining mainly as quartz extension vein arrays have formed exploiting the earlier rheologically competent quartz-tourmaline, and forming a high angle to the L4 lineation, suggesting vein formation in response to the stretching parallel to L4.  These extension veins and the very late set of extension veinlets may also form along the adjacent to minor east-west trending D4 shear zones which accommodate north side up displacement, and overprint the transposed fabrics associated with D3 (S3).

In the Thunder Creek area mineralization occurs in two main stages: a) the Rusk Shear Zone adjacent to and in footwall or the pyroxenite unit, and b) in the Porphyry Zone which is hosted by the quartz monzonite intrusion which is present southeast of and in the immediate footwall to the Rusk Shear Zone below approximately 500 metres below surface.  Both of these zones occur spatially related in the same steep north-northwest plunging mineralization area which has been traced over a vertical dip length to date of more than 1 kilometre, and within which better intercepts occur along a strike length of 100 to 600 metres.

Mineralization in the Rusk Shear Zone comprises areas of either a) higher quartz-carbonate-pyrite vein density, and or b) areas of elevated medium to coarse-grained disseminated pyrite and associated pyrite-quartz veinlets.  Both of these styles were observed to occur in the intensely foliated, often compositionally laminated carbonate-albite-quartz-magnetite portions of the shear zone.  Mineralization also locally preferentially overprints pink, K-feldspar-rich syenite dykes and local plagioclase-dominant probable diorite dykes in the shear zone, with clots and aggregates of coarse pyrite, often associated with which quartz-albite-carbonate veinlets.  Areas of gold mineralization occur in portions of the Rusk Shear Zone in which the shear zone matrix is variably Fe-carbonate altered.

Most common styles of veining comprises deformed quartz-pink carbonate/albite veins with varying pyrite content and coarse-grained pyrite envelopes/selvages, which correspond generally with higher and more continuous grades.  These early deformed veins are very similar in style and texture to the earliest phases of veining seen underground in the 650 metre Level Ultramafic Zone which are also deformed and could be coeval with the set.

Veins in the Rusk Shear Zone also include a younger phase of quartz-pyrite veins which have pyrite envelopes, which cut the deformed veins and which have carbonate-pyrite envelopes that over print the shear zone matrix and sulphidized magnetite, overprinting the shear zone foliation.  The coarse pyrite in vein envelopes also overgrows the dominant shear zone foliation, which is preserved textually as inclusion trails in the pyrite.  This younger set of veinlets is likely coeval with the main stage extension vein sets on the 650 metre Level.

Both of these veining phases are auriferous and can contain high gold grades.  Gold in both phases was observed in the Petrographic study occurring in association with pyrite, including as inclusions often in association with chalcopyrite and galena, on fractures in pyrite, and free in gangue adjacent to pyrite grains.  The relationship of the disseminated pyrite variety here could not be determined, but the overall style of the pyrite and local occurrence in diffuse veinlets has similarities to the second veining phase.

“Porphyry Zone” mineralization is developed in the quartz monzonite intrusion that occurs at depth in the footwall of the Rusk Shear Zone immediately adjacent to areas of mineralization in the adjacent Rusk Shear Zone.  Mineralization is associated with sheeted sets of quartz extension veins which occur in abundance of up to several veins per metre within the intrusion.  Most veins are less than 3 centimetres thick and comprise white quartz with occasional pyrite grains.  Disseminated pyrite locally occurs in the wall rock to the veins and free visible gold was locally observed in association with pyrite both in veins and wallrock immediately adjacent to veins, accompanied rarely by a bluish silvery grey mineral — a possible telluride — and by local fine grained base metal sulphides (sphalerite, galena).  The intrusion is generally massive and unfoliated in areas of veining.  Veins have variable core axis angles, but angles are most commonly high (>70 degrees to core axis) consistent with a shallow dip to extension veinlets, based on known drill hole orientations.  Local irregularity in vein shapes and orientations —particularly in areas of the highest vein abundance — suggest some deformation, possibly in the cores of sigmoidal vein arrays such as is seen in the Ultramafic Zones on 650 Level.  These veins are of compatible style and probable orientation as the main stage Ultramafic Zone veins in the Timmins Mine which they may be coeval with, and consequently they may also form areas of higher grade continuity which are dictated by the morphology of the extension vein arrays.  These veins may have formed preferentially in the upper, thinner portions of the intrusion where it is less than 100 metres thick, in response to brittle behavior of the intrusive body during ductile activity of the Rusk Shear.  More isolated narrower intercepts deeper in the intrusion where it is thicker may reflect the more rigid behavior of the unit as its width strengthens it, as is seen in many other Timmins area deposits, where an optimal thickness of the host unit is common for most abundant vein development.  Modeling of the morphology and thickness of the host intrusion may as a result aid in definition of the distribution of best developed mineralization.

Areas of veining frequently are associated with more intense pink-red coloured and homogeneous appearance of the intrusion, obscuring the primary igneous textures.  A systematic series of samples from drill hole TC09-69a across the hosting monzonite intrusion was stained using Na-cobaltinitrate to assess whether this vein associated alteration is K-feldspar; intense yellow stain in these altered areas confirms that the reddish-orange alteration with quartz veining is secondary K-feldspar.

Within the Porphyry zone, although at a local scale, no correlation between gold grade and vein density is apparent in review of assays and representative drill core.  In general areas lacking veining, the areas also lack gold grade.

Drilling

A compilation of drilling activities on the Timmins West Mine property dating as far back as 1938 has been documented in detail in Chapter 10 of the Timmins West Mine Report.

In 2014, approximately 672 drill holes totaling 86,200metres were drilled at the Timmins West Mine targeting both the Timmins and Thunder Creek Deposits. Approximatley, 65,600 meters of the new drilling is classified as infill drilling to refine and upgrade existing resource blocks in preparation for mining and 20,600 meters is classified as exploration.

Sampling preparation, Analysis and Security

Sampling preparation, analysis and security for the surface and underground exploration drilling has been documented in detail in Chapter 11 of the Timmins West Report.

Core handling and logging protocols

The diamond drill company employees secure the individual drill core boxes, at the surface and underground drill sites, for shipment to the core logging facilities located at Lake Shore Gold’s exploration office complex at 1515 Government Road South, Timmins, Ontario.  The surface drill core is delivered to the core shacks by the drill foremen. The underground core is delivered by drill personnel to the closest level station where LSG mine personnel transport the core to the core logging facilities.

Under the direct supervision of qualified persons Lake Shore personnel open the boxes; check the metre markers for accuracy; label the boxes for hole number, box number and footage; prepare a quick log; take rock quality designation (“RQD”) measurements; photograph and log the core.  Geological logging, sample number and location are entered directly into a computer using GEMCOM GEMS custom Drill Logger software.  Diamond drill logs are then printed, reviewed and edited where required.   The logs are detailed, and describe geology, structure, alteration and mineralization, and do address lithological transition problem areas where naming nomenclature presents difficulties.  After geological logging and photography is complete the core is given to a trained and supervised core sawing technician.  After logging and sample selection the core is moved back to a core rack to be sampled using one of two methods including cutting with a saw or “Whole coring”. Cutting is completed by trained and supervised core technicians along pre-marked lines. “Whole coring” is applied to drill core considered to be production definition drilling and involves collecting the entire core within specified intervals. Most other core is sampled by sawcutting the core along lines and sample intervals prescribed by the Lake Shore geologist. The core sample length is determined by the geologist based upon lithology, alteration, percent sulphides, the presence of visible gold, and geological contacts. Core to be sent for analysis is cut in half using a diamond blade core saw.  The core half not bagged and tagged for assay is returned to the core box with a sample tag number stapled into the core box.  All diamond drill core is stored in racks or square piled in a secure compound at the core logging facilities.

Hole collar and down-hole attitude surveys

All drill holes are planned in reference to a local field grid.  On the Timmins Mine property, the grid lines are at 100 metre intervals and are oriented due north, with pickets at every 25 metre spacing.  The origin of the Timmins Mine grid is the number one claim post of a surveyed claim (Claim P4040) which was assigned an arbitrary coordinate of 5000 east and 8000 north with an elevation of 1,000 metres.  This point is actually 300.25 metres above Mean Sea Level and has been reassigned an elevation of 10,000 metres to ensure that underground elevations are not reported as negative numbers.  By contrast, the Thunder Creek field grid is rotated by 40° with respect to the Timmins Mine field grid.  It also consists of cut lines at 50 to 100 metre spacing with labeled pickets every 25 metres.  The “false origin” of the grid is coincident with the number three post of patented claim P4040 (458,854.168 m east, 5,358,786.3 m north, NAD 83, Zone 17).  The surveyed post is the departure point for the baseline coordinate 65+00E / 100+25N and corresponds to Timmins Mine co-ordinate 4645.777 east by 7508.233 north.  The azimuth of the base line is 40° from true north.  Grid line designation decreases southward.

An in-house grid transformation equation allows for the easy conversion between Timmins Mine, Thunder Creek, and UTM coordinates.

For surface drill programs, all drill hole locations are pegged on the ground in reference to the existing cut field grid or using a handheld GPS.  The drill rig alignment is determined by placing front and back sights using a regular compass, or by using a differential GPS aligning device referred to as an APS (Reflex North Finder Azimuth Pointing System).Starting in October 2014, a “Reflex Gyro Compass” is used to align surface holes on planned azimuth, considered to be accurate within 0.5 degree accuracy.   As the holes are being drilled, changes in azimuth and inclination are monitored at 30 to 50 metre intervals using an EZ-Shot Reflex instrument.  Upon completion of a relatively deep hole (500+ metres), it is common practice to have the holes resurveyed using a north-seeking gyro by Halliburton/Sperry Drilling Services of North Bay, Ontario or more recently (September, 2014) using a “Reflex Gyro” tool”  All collars are also surveyed by L. Labelle Surveys of Timmins for a final collar location.

All underground holes, including on Thunder Creek property, are planned in the Timmins Mine local coordinate system, discussed above.

Underground drill hole collar locations are established by trained surveyors.  A line with a unique ID is painted on the walls, and spads are inserted in the walls when requested for further points of reference and in order to assist the drillers in lining up more accurately.  Starting in June, 2013 an “Azimuth Aligner” tool, utilizing a gyroscope is being used by the drillers to line up on most of the holes.  This instrument is easy to use, is not affected by magnetic interference, and provides continual output of both azimuth and dip, allowing the drillers to precisely manoeuver the drill rig to the correct planned azimuth and dip.  Downhole EZ-Shot tests are taken at 9 to 15 metres from the collar, but drillers are instructed to not re-collar, but to carry on taking tests on 50 metre intervals.  A non-magnetic survey instrument (DeviFlex) is sometimes used to track the curvature of the hole starting June 2013.  Downhole north-seeking gyro surveys and more recently (mid- 2014) “Reflex Gyro” surveys are commonly done on a high percentage of drill holes > 100 meters length.  For Thunder Creek, drill holes are generally shorter and Reflex tests taken within the porphyry are believed to be sufficiently reliable as this rock formation is non-magnetic.  Deviflex surveys and sometimes “Reflex Gyro” surveys are done at the geologist’s discretion to spot check the accuracy of the EZ Shot tests when drilling that deposit.  For future reference, the hole identification number is stamped on an aluminum tag and is attached to an orange plastic cone which is then inserted in the collar.  Except for Bazooka holes (i.e. short holes drilled by a small air-powered diamond drill), the final collar locations, starting azimuth and dip are then picked-up by the surveyors, using a custom-made aluminum rod which fits precisely in the collar.  A geologist then reviews all collar surveys and all downhole directional data.  The electronic memory of the Reflex tool is regularly downloaded, and the magnetic susceptibility readings are scrutinized in order to assess the reliability of the data.  The quality of the Deviflex data (used rarely since mid- 2014) file is also reviewed for potential reading or technical errors using various parameters as recommended by the manufacturer.  Finally, a directional data file containing a combination of the best collar and downhole Reflex and Deviflex surveys is generated and forwarded to the Database Manager for importation.  If downhole gyro data is available, it is normally considered as being the most accurate.

Security

The secure chain of custody for diamond drill core and samples starts at the drill and is completed with the safe return of sample pulps to a locked storage facility.  Unscheduled visits to the diamond drill sites are made to ensure safety, good working practices, and drill core security.

The core from surface drill programs is transported from the field to the core logging facility by the drill foreman.  All underground core is transported from the mine site by LSG personnel.  Core reception, logging, and sample preparation procedures are followed as previously described above.  The samples are enclosed within sealed shipping bags, are transferred into larger shipping bins, and are directly delivered at the selected analytical labs by LSG employees.  The lab employee that receives the sample shipment signs a chain of custody document that is returned to Lake Shore Gold’s office for reference and filing.  The returned assay results are processed by a database manager and are reviewed by a geologist.  Data is made available for viewing by selected members of the Lake Shore Gold geological and management staff on a need to know basis.

Sample preparation, analysis and analytical procedures

Core handling, logging and sampling protocols are described above.  If a considerable splash or numerous pinheads of visible gold are noted within a sample it must be noted in the log using the “VG” check box, the sample must be flagged using orange tape, the letters “VG” must be clearly written using a red marker on the sample tag which will accompany the sample to the lab, and the sampler will note the sample number on a “VG Sample Tracker” sheet, which will then be reported on the corresponding Sample Submittal Form as a “Special Instruction” requesting a silica wash (WSH-22).  The WSH-22 code for samples processed at ALS implies special instructions running silica sand once in the crusher and twice in the pulverizer after the sample was processed, in order to avoid and/or minimize carry over contamination.

The samples are placed in plastic bins, and are directly delivered to various locals labs by LSG employees.  This includes delivery at ALS Canada Ltd., ActLabs, and LSG’s own analytical lab located at the Bell Creek Complex.

As part of the QA/QC process blank samples, certified gold standards, and blind coarse duplicates are inserted in the sample stream at the rate of one blank, one coarse duplicate, and one gold standard for every group of 40 samples.  Blank samples are prepared from a 0.5 metre, known gold barren diamond drill core samples of diabase.  These blank samples are blindly packaged as regular core samples with sequential to the sample stream assay tags and inserted into the sample stream.  Blank samples, are used to check for possible contamination in the crushing circuit and are not placed after a standard sample.  Certified gold standards are provided by Analytical Solutions Ltd.  Several standards are used in order to vary the expected value and depending on availability of the standard.  Standard samples are used to check the precision of the analytical process.  Blind duplicate samples are selected by the geologist logging the drill core.  The geologist gives the duplicate sample a numbered sample tag and places it sequentially in an empty bag behind the sample from which it will be cut.  When received by the lab, the preceding sample to the duplicate is crushed to -6 mesh, then run through a riffle splitter to create two samples of approximately equal proportions.  One half is returned back into the original sample bag, and the other half is placed into the empty bag as a separate sample with its own sample number.  From this point on, the sample is “blind” to the analytical process.  The insertion of a duplicate sample is to monitor the integrity of the assay results.

Drill core samples from the Timmins West and Bell Creek underground Operations starting in September 2013 were sent to either Actlabs or the LSG Bell Creek Mine Lab, both located in Timmins. At Actlabs, crushed samples were split and 250 gram sub-samples were pulverized to 90% passing -10 mesh using a ring and puck pulverize.  A 30 gram aliquot was taken from the pulp and analyzed by fire assay and atomic absorption methods.  For samples that returned an assay value greater than 10.0 g/t Au, another pulp sample was taken and analyzed using a gravimetric finish   For the Timmins West Mine property surface drilling prior to 2011, all zones of significant mineralization intersected by surface holes were generally analysed by the Pulp Metallics Method.  Diamond drill core samples sent to the Bell Creek Mill laboratory are sorted, dried, and then individually crushed to greater than 85% passing 10 mesh [(Tyler) 1.68 mm].  A 150 gram to 200 gram sample split is pulverized to greater than 95% passing 200 mesh [(Tyler) 0.075mm].  All equipment is cleaned between samples using compressed air.  A 30 gram aliquot is prepared and fire assayed with an AA finish.  Assay results that exceed 20 grams per tonne are automatically re-run using a sample from the pulverized portion of the sample and a gravimetric finish.

Surface drill core are mainly sent to ALS Chemex Ltd., located in Val’dor. Here, the entire core sample is crushed to 70% passing 2 millimeter mesh, followed by splitting a 250gram sub-sample that is pulverized to 85% passing less than passing 75 microns using a ring and puck pulverizer. A 30 gram aliquot was taken from the pulp and analyzed by fire assay and atomic absorption methods.  For samples that returned an assay value greater than 10.0 g/t Au, another pulp sample was taken and analyzed using a gravimetric finish.

The QA/QC samples for the Timmins West Mine were reviewed monthly and quarterly in detail, and there appeared to be no significant sampling bias or problem with the precision or accuracy from the Commercial and internal Labs utilized that would impact the confidence in their inclusion in the mineral resource estimate for 2014 year-end.

Mineral Resource and Mineral Reserve Estimates

The specific framework surrounding the block model parameters employed in the Mineral Resource estimate documented in the Timmins West Mine Report have been largely maintained in the 2014 year-end Mineral Resource estimate. The reader is referred to the Timmins West Report, Chapter 14, Mineral Resource estimates for the detailed description of the evaluation process pertaining to, trimming limits, variography, search ellipse orientation and distances, raw assay data statistics per domain and comparison of drill results with the chips and muck data.

The following general parameters were used in development of the block model Mineral Resource estimate for the Timmins West Mine; Timmins and Thunder Creek Deposits for the 2014 year-end:

•                  Database compilation and verification in Gemcom GEMS (“GEMS”).

•                  Interpretation of the zones on 12.5m spaced sections for the Timmins deposit and 15 m spaced sections for the Thunder Creek deposit taking into account continuity of lithology, alteration and mineralization.  Section spacing was reduced to 6.25 m for the Timmins deposit and 7.5 m for the Thunder Creek deposit in areas where drilling information and complexity of mineralization warranted interpretation on more closely spaced sections.  Limits of the zone were defined by a lower cut-off of between 1.0 to 2.0gpt Au to provide continuity of zones. Mineralization often extends across lithological contacts. A minimum mining width of 2.0m was employed.

•                  Zones were defined by 3 or more intersections that form a continuous band of mineralization.

•                  Closed 3D rings were constructed and assigned an appropriate rock type and stored with its section definition in the GEMS polyline workspace

•                  The sectional interpretations were strung together by tie lines to create 3D solids or wireframes that represent the mineralized zones that are used for estimation of tonnage and grade. Outside edges of the 3D model were extruded half the distance to the next section in areas with drilling, or to the next section in areas with no drilling. All solids were validated using GEMS validation tools to insure valid solids had been generated.

•                  Solid intersection composites were generated from all drill holes intersecting the 3D Mineral Resource Solids. Corresponding entry and exit points are saved in the drill hole workspace and back coded with a numeric zone identifier.

•                  Individual 1m composites were generated from the assay table using cut-gold grades based on down-the-hole averaging within the limits of the solid intersection composites. Composite lengths were automatically adjusted using a feature in GEMS that prevents the creation of short length composites at the zone contact such that no composites shorter than 1m were created. The composites are stored in a GEMS point area table along with a corresponding rock code for each composite.

•                  For the Timmins deposit the 1 m composites were used to generate a block model grade based on an Inverse Distance to the power 2 (ID2) interpolation. Blocks were interpolated for each mineralization solid using only composites from within the solid.  . Four estimation passes using an oriented search were completed.  A minimum of 6 composites and a maximum of 12 were required to estimate blocks in the first three passes.  The maximum number of composites to be used from any one drill hole was limited to 2 thus ensuring that 3 diamond drill holes are required to estimate blocks.  For the fourth pass the minimum number of composites was reduced to 4 ensuring that 2 diamond drill holes are required.  The search radius utilized in the first pass was 15 m increasing to 30 m for pass 2, 60 m for pass 3 and 90 m for pass 4.

•                  For the Thunder Creek deposit the 1 m composites were used to generate a block model grade based on an Inverse Distance Squared (“ID²”) interpolation. Blocks were interpolated for each mineralization solid using only composites from within the solid. Four estimation passes using an oriented search were completed.  A minimum of 9 composites and a maximum of 15 were required to estimate blocks in the first three passes.  The maximum number of composites to be used from any one drill hole was limited to 3 thus ensuring that 3 diamond drill holes are required to estimate blocks.  For the fourth pass the minimum number of composites was reduced to 6 ensuring that 2 diamond drill holes are required.  The search radius utilized in the first pass was 15 m increasing to 30 m for pass 2, 60 m for pass 3 and 90 m for pass 4

•                  The Resources were categorized on longitudinal section by grouping of areas of predominately pass 1 and 2 as Indicated and the remaining areas as Inferred Resources. A final category field was added to the block model to track this categorization.

The Mineral Resource estimate for 2014 year-end at the Timmins deposit is 1,842,598 tonnes grading 5.0g/t for 298,431contained ounces in the indicated category and 1,354,289 tonnes grading 5.2g/t for 225,417 contained ounces in the inferred category.  The Mineral Resource estimate for 2014 year-end at the Thunder Creek deposit is 2,695,944 tonnes grading 4.6g/t for 396,179 contained ounces in the indicated category and 276,868 tonnes grading 3.9g/t for 34,235 contained ounces in the inferred category.  The in situ mineral resource is reported with capped assays at a 1.5 g/t cut-off grade.

Timmins West Mine - Mineral Resource Estimate (December 31, 2014)

	Indicated			Inferred
Timmins West Mine	Tonnes (‘000)	Grade (g/t Au)	Ounces Au (‘000 oz)	Tonnes (‘000)	Grade (g/t Au)	Ounces Au (‘000 oz)
At December 31, 2013	4,364	5.1	715	2938	5.5	516
At December 31, 2014	4,539	4.8	695	1,631	5.0	260

1.              The mineral resource estimates have been classified according to CIM Definitions and Guidelines.

2.              Mineral resources are reported inclusive of reserves.

3.              Mineral resources incorporate a minimum cut-off grade of 1.5 grams per tonne gold for Timmins West Mine and 2.2 grams per tonne for the Bell Creek Mine which includes dilution to maintain zone continuity.

4.              Cut-off grade is determined using a weighted average gold price of US$1,100 per ounce and an exchange rate of $0.90 $US/$CAD.

5.              Cut-off grades assume mining, G&A and trucking costs of up to $74 per tonne and/or processing costs of $22 per tonne at Timmins West Mine, with assumed mining and G&A costs of up to $77 per tonne and/or processing costs of $22 per tonne at Bell Creek Mine. Assumed metallurgical recoveries for Timmins West Mine are 97.0% and 94.5% for Bell Creek Mine.

6.              Mineral resources have been estimated using the Inverse Distance Squared estimation method and gold grades which have been capped between 25 and 120 grams per tonne based on statistical analysis of data in each zone.

7.              Assumed minimum mining width is two metres.

8.              The mineral resources were prepared under the supervision of, and verified by, Eric Kallio, P.Geo., Senior Vice-President, Exploration, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of Lake Shore Gold.

9.              Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred, as a result totals may not add exactly due to rounding.

Timmins West Complex - Mineral Reserve Estimate (December 31, 2014)

	Probable
Timmins West Complex	Tonnes (‘000)	Grade (g/t Au)	Ounces Au (‘000 oz)
At December 31, 2013	3,332,000	4.6	492,000
At December 31, 2014	3,691,000	4.3	509,700

Notes:

1)    The mineral reserve estimates are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43-101 requirements.

2)    Mineral resources are reported inclusive of reserves.

3)    Mineral reserves are based on a long-term gold price of US$1,100 per ounce and an exchange rate of $0.90 $US/$CAD.

4)    Mineral reserves are supported by a mine plan that features variable stope thicknesses, depending on zone, and expected cost levels, depending on the mining methods utilized.

5)    Mineral reserves at the Timmins West Mine incorporate a minimum cut-off grade of 2.6 grams per tonne. The cut-off grade includes estimated mining, site general and administrative (“G&A”) and trucking costs of $74 per tonne, milling cost of $22 per tonne, 2.25%- 3.25% royalties for the Timmins Deposit and Thunder Creek Deposit, respectively, average mining recovery of 96.4%, external dilution of 10-13% and a metallurgical recovery rate of 97.0%.

6)    The mineral reserves were prepared under the supervision of, and verified by, Natasha Vaz, P.Eng., Vice-President, Technical Services, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of Lake Shore Gold.

7)    Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred, as a result totals may not add exactly due to rounding.

The calculation of Mineral Resources and Mineral Reserves has taken into account environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints. The Mineral Resource and Mineral Reserve estimates may be materially impacted by assumptions used for commodity prices, operating and capital costs, rock mechanics (geotechnical) constraints, constant underground access to all working areas, and metal recovery.

Mining Operations

The primary mining method used to date at the Timmins West Mine and Bell Creek Mine is longhole with delayed consolidated (cemented rockfill or pastefill) and/or unconsolidated rockfill (fill used at Bell Creek Complex is unconsolidated rockfill). Longitudinal longhole mining has been primarily employed at the Timmins deposit and Bell Creek deposit, while transverse longhole mining with a primary-secondary extraction sequence has been primarily employed at the Thunder Creek deposit.

At the Timmins deposit, longitudinal longhole mining involves establishing sublevels at 20 metre vertical intervals.  The resource is generally accessed in the centre (along strike) and stope undercut and overcut sills developed to the east and west extents.  Stope lengths are approximately 20 metres along strike and mining retreats from the extremities toward the initial access point.  At the Thunder Creek deposit, the massive geometry of the Rusk and Porphyry zones makes it suitable for the transverse longhole mining method with a primary/secondary stoping sequence, with some longitudinal stoping in narrower areas. Sublevels are at 35 metre vertical intervals. Access drifts and stope lengths are perpendicular to the strike of the orebody. Drawpoints are located in the undercut sills which extend from the footwall; the stope panels are mined 15 metres wide from the hanging wall retreating to the footwall. Mined out stopes are currently backfilled using either consolidated or unconsolidated rock fill.

It is anticipated that varying resource geometry will require more than one mining method to extract the resource.  The narrower, flatter dipping geometry in some areas of the Timmins deposit will require a combination of Longhole and Mechanized Cut and Fill (“MCAF”) methods, while the massive, steeper dipping geometry at Thunder Creek will continue to support the use of primarily bulk transverse Longhole mining and longitudinal longhole mining in some areas.

Ore from the Timmins West Mine is trucked to the Bell Creek Milling facility for processing. The Bell Creek Mill is located approximately 6.5 kilometres north of Highway 101 in South Porcupine, Ontario. The current processing plant consists of a crushing circuit, a grinding circuit with gravity recovery, followed by pre-oxidation and cyanidation of the slurry and CIL and CIP recovery. The nominal rate of the plant is over 3,000 tonnes per day. Based on the reserves, the mine life at Timmins West Mine is close to 3.5 years.

Lake Shore Gold believes it currently has the necessary equipment and plant, including scheduled replacements to achieve the forecasted production.  Lake Shore Gold manages environmental activities, tailings and occupational health and safety to ensure the Corporation will be able to fulfill its obligations.

Markets for the gold produced by the Corporation are readily available.  These are mature, global markets with reputable smelters and refiners located throughout the world.  Markets for doré are readily available and demand generally exists at the prevailing market rate.  The Company has numerous contracts with third parties who buy the Corporation’s refined gold, none of which contracts are considered individually material to the overall economics of the Company.

Exploration and Development

The planned exploration program for 2015 is comprised of diamond drilling and sill development to support mining activities at the Thunder Creek deposit between the 660 and 525mLevels, and at the Timmins deposit, primarily between the 790 and 1010 m Levels.

Drilling at Thunder Creek will be focused on delineating the higher grade pockets in the Porphyry mineralization between the 660 to 525 m Levels. Tight instope drilling from inside the development cross-cuts and the footwall scram drifts will assist with outlining the Porphyry style mineralization at a higher cut-off grade of 3.0 g/t. This has been facilitated, by our increased knowledge of the Porphyry mineralization through mining and development on top and bottom utilizing the mapping and chip channel samples to fine tune the block model solids at higher target grades.

Although the majority of the drilling is designed to support the back half of the 2015 mine plan, drilling below the 850m Level at the Timmins deposit and above the 590 m Level at Thunder Creek will provide advanced resource definition for the 2016 mine plan.

SCHEDULE C — BELL CREEK COMPLEX

SUMMARY

This Bell Creek Mine Technical Report has been prepared under the supervision of Eric Kallio (P. Geo.) and Natasha Vaz (P. Eng, MBA) on behalf of Lake Shore Gold Corp. (LSG) for the Bell Creek Mine and conforms to NI 43-101 Standards of Disclosure for Mineral Projects.  These individuals are considered Qualified Persons (QPs) under 43-101 definitions.

The purpose of this technical report is to provide an update of the total estimated resource pool, current mine infrastructure, the life-of-mine plan, and estimated capital and operating costs to substantiate an updated Mineral Reserve estimate for Bell Creek Mine for the measured and indicated resource subset between the 445 metre elevation (445L) and 1165L.

The revised mineral resource estimate uses exploration data collected by LSG from underground and surface drilling completed since the previous resource report submitted to SEDAR titled “NI 43-101 Technical Report, Resource Estimate Update and Prefeasibility Study and Mineral Reserve Estimate for Bell Creek Mine, Hoyle Township, Timmins, Ontario, Canada March 28, 2013, having an effective date of November 1, 2012” and is prepared in accordance with National Instrument 43-101, Standards and Disclosure for Mineral Projects.  The effective date of this report is December 31, 2014.

The Bell Creek Mine is located in the Porcupine Mining Division, Hoyle Township, approximately 20 kilometres (km), by road, northeast of Timmins, Ontario.  Access to the property is via Florence Street, a 6.7 km all-season asphalt and gravel road north from the community of Porcupine, off of Ontario Provincial Highway 101.

The Bell Creek Mine Property is made up of the Bell Creek claims, the adjacent Schumacher claim and two “northern claims” totaling 12 leases and 5 patented Boer War Vet lots. These claims cover a total area of approximately 512 hectares (ha), 320 ha in the Bell Creek claims, 64 ha in the Schumacher claim and 128 ha in the two “northern claims”.  LSG owns 100% interest in the Property subject to underlying royalties.  The claims are all in good standing.

Gold mineralization was first discovered on the property through a joint venture between Rosario Resources Canada Ltd. (Rosario) and Dupont of Canada Exploration Limited (Dupont) between 1980 and 1982.  Between 1986 and 1991 Canamax Resources Inc. (Canamax) explored and developed the Bell Creek Mine.  Access to mineralization was through a 290 metre deep shaft.  Mine levels were developed to the ore zones, and an internal ramp was developed from the 240 metre level to access ore below shaft bottom to a vertical depth of 300 metres.  Falconbridge Gold Corporation (Falconbridge) operated Bell Creek Mine from 1991 to 1992 followed by Kinross Gold Corporation (Kinross) until mine closure in 1994.

Total production during the period prior to the 1994 mine closure totaled 576,017 tons of ore resulting in 112,739 ounces of gold (0.196 ounces per ton or approx. 5.6 grams per tonne).  The historical milling recovery was approximately 93 percent.

In January 2007, LSG entered into an agreement with Porcupine Joint Venture (PJV) to acquire the Bell Creek Mine and Mill.  The Bell Creek Mine included the shaft, hoist, headframe, ore bin,

collar house, hoist building, mine dry, office complex, underground mine workings and historic (non-NI 43-101 compliant) mineral resources.

Portal construction for an advanced exploration ramp began in May 2009.  The ramp provided access to historic mine workings, and provided platforms for exploration diamond drilling.  A number of sublevels were established at 15 metre vertical intervals below the 300 metre level and a bulk sample taken.

The Bell Creek Mine declared commercial production effective January 1, 2012.

The Bell Creek Mine property is underlain by carbonate altered, greenschist facies Archean-aged, metavolcanic and clastic metasedimentary rocks belonging to the Tisdale and Porcupine assemblages.  The strike of these rocks is generally east-west to west-northwest, with steep southerly dips.

Gold mineralization in the Bell Creek Mine occurs in steep south dipping, sheet like, shear hosted mineralized zones.  A series of eight sub parallel and three splays zones have been identified.  Of these the bulk of the mineralization occurs within the North A, North A2, North B and North B2 zones.  The North A zone has dominantly been the source of historical production.  Mineralization and the geological setting of these zones are similar.

The North A Zone outcrops approximately 200 metres north of the Bell Creek headframe and consists of a marker quartz vein that varies from 0.1 metres to 2 metres in width with an associated alteration halo.  Adjacent to the quartz marker vein is a grey to buff coloured altered zone which contains 5% to 15% pyrite and pyrrhotite, with accessory chalcopyrite and arsenopyrite.  Up to 30% of the gold in the North A Zone occurs within the alteration halo, in discrete sulphide zones and in vein-brecciated wall rock zones that extend up to five metres from the margin of the core vein (Kent, 1990).

The Mineralized domains used to estimate resources have been modeled on vertical north-south sections on 6.25, 12.5 and 25 metre centres, with consideration for structural setting and lithology.  Section spacing was reduced in areas of greater drill density.  Underground development was used as an aid in the interpretation and design of the mineralized zones.

The sectional interpretations were used to create three-dimensional (3D) solids or wireframes representing the mineralized zones that are used for estimation of tonnes and grade.  A total of 16 mineralized domain solids were created.

The Mineral Resource estimate for the Bell Creek Mine is based on diamond drill assays composited to 1.0 metre lengths.  Only intersections within each vein solid were used to estimate grades.  A total of 938 drill holes were used in the estimate including 119 historic surface and underground holes, and 819 surface and underground drill holes completed by LSG.  Development chip or muck sample assay data was not used in the estimate.

The resource totals  4.90 Mt at  4.36 g/t Au amounting to 686,700 ounces of gold in the Measured and Indicated category and 4.40 Mt at 4.84 g/t Au amounting to 685,000 ounces of gold in the Inferred category.  The resource was estimated using Inverse Distance to the power 2 (ID2) interpolation method with gold assays capped to 44 g/t for the North A vein, and 34 g/t for all other domains excepting the Hangingwall veins which were capped to 25 g/t.  An assumed long-term gold price of US$1,100 per ounce and 0.90 $US/$CDN exchange rate were used.  The base case estimate assumes a cut-off grade of 2.2 g/t Au with no allowance for dilution.  The total estimated resources for Bell Creek Mine are summarized in Table 0.1.

Table 0.1:                                       Total Resources — Bell Creek Mine

Category	Tonnes	Capped Grade (g/t Au)	Capped Ounces Au
Measured	331,000	5.25	55,900
Indicated	4,573,000	4.29	630,800
Measured and Indicated	4,904,000	4.36	686,700
Inferred	4,399,000	4.84	685,000

Notes

1.              The effective date is December 31, 2014.

2.              The mineral resource estimates have been classified according to CIM Definitions and Guidelines.

3.              Mineral resources are reported inclusive of reserves.

4.              Mineral resources incorporate a minimum cut-off grade of 2.2 grams per tonne for the Bell Creek Mine which includes dilution to maintain zone continuity.

5.              Cut-off grade is determined using a weighted average gold price of US$1,100 per ounce and an exchange rate of $0.90 $US/$CAD.

6.              Cut-off grade assumes mining and G&A costs of up to $77 per tonne and/or processing costs of $22 per tonne and assumed metallurgical recovery of 94.5%.

7.              Mineral resources have been estimated using the Inverse Distance Squared estimation method and gold grades which have been capped between 25 and 44 grams per tonne based on statistical analysis of data in each zone.

8.              Assumed minimum mining width is two metres.

9.              The mineral resources were prepared under the supervision of, and verified by, Eric Kallio, P.Geo., Senior Vice-President, Exploration, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of LSG.

10.       Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred, as a result totals may not add exactly due to rounding.

A sensitivity analysis was carried out to examine the impact on the tonnage, grade, and contained ounces by increasing the cut-off grade.  The results are presented graphically in Figure 0.1.  It should be noted that this is only a graphical presentation of potential opportunities to optimize the resource.

Figure 0.1:                                  Cut-Off Grade Sensitivity

Recommendations consist primarily of diamond drilling which would continue to test the Bell Creek deposit as well as testing “regional” targets on the Bell Creek property.  The objective of the deposit drilling would be to target sufficient resource conversion (indicated to measured and inferred to indicated) in order to complete a robust mining plan.  The first phase of the deposit drilling (8,300m) would be completed from the 610L drill drift, while phases two (10,300m) and three (19,000m) would be completed from a recommended drill platform on the 760L.  Phase One drilling is estimated at an all-in cost of $745,000 while Phases Two and Three would cost $1.0 million and $1.9million respectively.  The proposed 760L drill platform would be developed in two stages, estimated to cost $1.1 million and $1.5 million respectively.

The regional drilling would test known gold showings such as Bell Creek West of Dyke, Wetmore, Stringer and Marlhill East and West as well as favourable stratigraphy with holes from both underground and surface.  This regional program is envisioned to consist of 15,000 metres of drilling at an all-in cost of $1.5 million.

The cost to finalize and implement a production reconciliation program, which will aid in improving resource estimation and mine planning, is $10,000.

It is recommended that the Phase One drilling and Stage One development be completed in 2015 while Phases Two and Three drilling and Stage Two development be completed in 2016.  The total cost of all recommended work is $ 6.26 million.

The subset of the total Bell Creek Mine resource pool considered in this report includes the measured and indicated resource material located between the 445L and 1165L.  The estimated in-situ measured and indicated resource between 445L and 1165L is summarized in Table 0.2.

Table 0.2:                                       Estimated Measured and Indicated Resource (445L to 1165L)

Resource Classification	Tonnes	Grade (g/t)	Ounces
Bell Creek (Measured + Indicated)	3,530,624	5.0	572,033

A mine design was completed on this measured and indicated resource to estimate the proven and probable reserves.  The mine design used for the updated reserves estimate has been based on existing surface and underground infrastructure and operating experience.  The majority of the main mine infrastructure (surface and underground) is in place, most equipment has been purchased, and the Bell Creek Mill is capable of meeting production requirements.  Bell Creek Mine successfully uses the narrow longitudinal longhole mining method which is commonly used for deposits with similar geometry and conditions.  The operation also uses common, proven mining equipment and has experienced management and mine operations personnel.  The Timmins area has a significant, well-established mining service/supply industry to support the operation.  Through operating experience, the operation has implemented the systems and programs (i.e. health and safety, environment, training, maintenance, operating procedures, etc.) necessary to sustain production.  This experience has also provided a solid basis for estimating the capital and operating costs used in preparation of the life of mine (LOM) plan.

Mining shapes (stope wireframes) were designed in three dimensions for all measured and indicated resources included in the mining plan and the in-situ resource within the stope wireframes (including any low grade or barren material) was extracted from block model data.  External dilution was estimated for each stope based on stope geometry and a 95% mining recovery factor was applied to account for unplanned losses.  Stope cut-off grades were estimated to determine which stopes to include in the reserves.  Detailed mine development layouts and construction activities were assigned to provide access to each of the stoping units.  A detailed LOM development and production schedule was prepared to estimate the annual tonnes, average grade, and ounces mined to surface.  Development, construction, and production costs were estimated to allow an economic assessment to be made comparing the capital and operating expenses required for each area to the expected revenue stream to ensure economic viability.

The estimated proven and probable reserves (diluted and recovered) are summarized in Table 0.3.

Table 0.3: Bell Creek Mine Estimated Reserves

Reserve Classification	Diluted/Recovered Tonnes	Grade	Ounces Mined To Surface
Proven	172,228	4.5	24,857
Probable	1,620,067	4.6	238,751
Total (Proven + Probable)	1,792,295	4.6	263,608

1.              The effective date is December 31, 2014.

2.              The mineral reserve estimates are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definition and Guidelines” as per Canadian Securities Administrator’s National Instrument 43-101 requirements.

3.              Mineral reserves are based on a long-term gold price of US$1,100 per ounce and an exchange rate of $0.90 $US/$CAD.

4.              Mineral reserves are supported by a mine plan that features variable stope thicknesses, depending on zone, and expected cost levels, depending on the mining methods utilized.

5.              Mineral reserves incorporate a minimum cut-off grade of 2.7 grams per tonne. The cut-off grade includes estimated mining and site G&A costs of $77 per tonne, milling costs of $22 per tonne, mining recovery of 95.0%, external dilution of 13% and a metallurgical recovery rate of 94.5%.

6.              The mineral reserves were prepared under the supervision of, and verified by, Natasha Vaz, P.Eng., Vice-President, Technical Services, Lake Shore Gold Corp., who is a qualified person under NI 43-101 and an employee of Lake Shore Gold.

7.              Tonnes information is rounded to the nearest thousand and gold ounces to the nearest one hundred, as a result totals may not add exactly due to rounding.

The production profile is summarized in Table 0.5

Table 0.4:                                       Estimated LOM Production Profile

Item	Total	2014 Year End Inventory	2015	2016	2017	2018	2019	2020
Tonnes	1,792,295	25,123	279,366	282,490	358,370	367,450	367,159	112,337
Average TPD			765	774	982	1,167	1,049	749
Grade	4.6	3.2	4.1	3.8	4.3	5.0	5.4	4.8
Ounces — Upper Range			40,600	38,200	54,200	64,900	70,200	19,000
Ounces LOM Plan	263,608	2,587	36,951	34,762	49,265	59,030	63,784	17,229
Ounces — Lower Range			33,300	31,300	44,300	53,100	57,400	15,500

Annual ounce production is presented as a range (upper and lower).  The range is based on ±10% variance from the LOM plan to reflect potential differences in the combination of stopes that may be mined during each year.

The estimated capital and operating costs have been based on operating experience at the Bell Creek Mine and the Bell Creek Mill.  The costs for 2015 have been developed through the 2015 annual budget exercise and the costs from 2016 through 2020 comprise the remaining LOM plan.  The estimated LOM capital and operating costs are summarized in Table 0.5.

Table 0.5:                                       Estimated LOM Capital and Operating Costs

Cost Item	Total Costs (millions)	Cost per Tonne
Capital Cost	$62.6	$34.9/tonne
Operating Cost	$179.8	$100.3/tonne

The costs and productivities used as the basis for estimating the reserves have been based on actual performance metrics of the operation in 2012 through 2014.  These factors are considered low risk to the reserve estimate.  In addition, social, political, and environmental factors are all considered to be low risk factors for the continued operation of Bell Creek Mine and to the reserves estimate.